FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of     April 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	2008 Annual Report Dated April 9, 2009

EXHIBIT 99.1



ThompsonCreek

METALS COMPANY INC.

ANNUAL REPORT 2008

What is Molybdenum (Mo)?

Molybdenum is an important industrial metal with unique properties, including a very high melting point (4,750 degrees Fahrenheit).

- **Mo** Essential ingredient in steel alloys used in energy, aerospace, automobile and various other sectors
- **Mo** Strengthens steel, improves weldability, reduces brittleness
- **Mo** Improves steel's performance in very high or low temperatures
- **Mo** Increases steel's resistance to corrosion
- **Mo** Key component in catalysts used by petroleum refineries to reduce sulfur in gasoline and diesel



Molybdenum Oxide

Contents

Front cover photo: Ferromolybdenum production at the Langeloth Metallurgical Facility

A Molybdenum Mining Corporation

Thompson Creek is one of the world's largest molybdenum producers, accounting for approximately 5% of the world's annual molybdenum output and 10% of the world's molybdenum roasting capacity.


Thompson Creek Properties
Thompson Creek Production Operations
Thompson Creek Development Projects
DAVIDSON DEPOSIT
British Columbia
ENDAKO MINE
British Columbia
CANADA
USA
THOMPSON CREEK MINE
Idaho
MOUNT EMMONS DEPOSIT
Colorado
LANGELOTH METALLURGICAL FACILITY
Pennsylvania

Fully Integrated Mining and Processing Operations

Large mines in North America producing molybdenum disulfide concentrate

World-scale roasting operations converting concentrate into technical grade molybdenum oxide

Major metallurgical facility upgrading molybdenum oxide to pure molybdenum oxide and ferromolybdenum



Ferromolybdenum

2008 Financial Highlights

Molybdenum Production



millions lbs Mo
0
5
10
15
20
25
16.4
26
2007
2008

Weighted-Average Cash Costs



$ US / lb produced
0
2
4
6
8
10
10.03
7.54
2007
2008

Thompson Creek Metals achieved higher production and lower unit costs in 2008 compared with the previous year.

Revenues



$ US millions
0
200
400
600
800
1000
914.4
1,011.4
2007
2008

Cash Flow from Operations



$ US millions
0
100
200
300
400
500
182.5
417.6
2007
2008

Higher sales volumes coupled with strong molybdenum prices for most of 2008 resulted in substantial gains in revenues and cash flow from operations.

Cash Balances



$ US millions
0
50
100
150
200
250
113.7
258
Dec 31 2007
Dec 31 2008

Debt Outstanding



$ US millions
0
50
100
150
200
250
237.4
17.3
Dec 31 2007
Dec 31 2008

Thompson Creek's financial position improved considerably as cash balances rose and debt was paid down.

Letter to Shareholders



Kevin Loughrey,
Chairman and Chief Executive Officer

We have placed the Corporation in a strong position to operate until the market recovers and to take advantage of that recovery when it does, inevitably, occur.

Thompson Creek Metals Company operations performed well in 2008. The Corporation achieved record revenues of $1 billion from sales of 33 million pounds of molybdenum, of which 22.3 million pounds were produced at the Corporation's two mines – the Thompson Creek Mine in Idaho and the Endako Mine in British Columbia. The Corporation generated after-tax net income, before special non-cash charges, of $276 million. All of this was accomplished while achieving an enviable record of workplace safety and environmental compliance and protection. For these exceptional results, we have our 750 employees to thank. Their dedication, experience, and hard work form the basis of our Corporation's performance.

As we are all aware, economic conditions worldwide deteriorated rapidly and substantially in the last quarter of 2008. The impact of this deterioration was acutely felt in the molybdenum markets. The price of molybdenum, which had been over $30 per pound for much of 2008, fell in a matter of weeks to under $10 per pound. Consequently, the price of Thompson Creek's common shares also reacted to this negative economic environment and decreased quickly and dramatically.

Economic conditions remain difficult as this Annual Report is being prepared. Demand for molybdenum remains weaker than it has been for some time as the demand for the steel and other products our customers produce with our molybdenum continues to be below anticipated levels. The difficulty and high cost of obtaining financing for projects worldwide inhibits the commercial activity that drives molybdenum demand. Until that demand strengthens, the price of molybdenum is unlikely to improve substantially.

In response to these difficult economic conditions, we have taken several steps that are appropriate for these challenging times. First and most importantly, even before the economy began to weaken, we positioned the Corporation to withstand economic hard times. We accumulated a significant cash balance. This cash reserve – more than one-quarter billion dollars at year end – not only ensures continued viability of the Corporation during this time of low

Net Income



$ US millions
200
150
100
50
0
157.3
183.2
2007
2008

Net Income per Basic Share



$ US
2.0
1.5
1.0
0.5
0
1.43
1.53
2007
2008

molybdenum prices, but it also allows us to be more flexible in our operational and strategic planning than we would be without such a large cash balance. At the forefront of our planning for 2009 is the objective of preserving this cash, almost all of which is invested in U.S. or Canadian government-guaranteed accounts, until the market improves. On the other side of the Balance Sheet, we have eliminated almost all of our debt, including all of the purchase-price debt assumed at the time of the Thompson Creek – Blue Pearl transaction. With less than $20 million of debt, all of it related to relatively low-cost equipment financing, our net cash position is very strong.

With less than $20 million of debt, all of it related to relatively low-cost equipment financing, our net cash position is very strong.

Operationally, we have adjusted our mine plans at each mine in order that our production for 2009 more closely reflects our anticipated level of sales. Although these mine plan adjustments will reduce our anticipated molybdenum production and sales for the year, they will also help us conserve valuable cash until the market improves. In addition, we have postponed two growth initiatives – the Endako Expansion Project and the development of the Davidson Project. Each of these projects continues to be an important opportunity for our Corporation but each also requires the spending of significant amounts of capital. We have decided that it is prudent to postpone these projects for the time being. As a further means of conserving capital, we have substantially reduced our capital expenditure program for 2009. We have made modest reductions in personnel, implemented a hiring freeze corporation-wide, and have forgone merit or cost-of-living adjustments for our work force.


Truck hauling ore at Endako Mine

All of these changes have been made with the idea of preserving operational flexibility and avoiding long-term difficulty. Should the molybdenum market change, either for better or for worse, we are in a position to adapt quickly. Furthermore, we are continuing with the ongoing work required to allow us to continue to mine molybdenum into the future without interruption. We monitor the market constantly and we will make future changes as conditions warrant.

We are continuing work on the Mount Emmons Project in Southwestern Colorado. This very promising deposit has a much longer time frame than our other two projects and its capital needs for 2009 are more modest. We are

undertaking a number of activities for Mount Emmons in 2009 that will allow us to better understand the deposit and to begin to formulate a mine plan that makes the best use of this valuable asset.

As always, in good times and in bad, we make certain that our operations are safe places to work and are positive influences in the communities in which we operate. We are implementing major safety initiatives at each operation to improve upon what is already an excellent safety performance. Likewise, we continue to do everything we can to make certain we comply with the myriad of federal, state, provincial and local regulations to which we are subject. In addition, we are always vigilant about new ideas and new technology that might allow us to minimize the impact of our operations.

These are difficult economic times. Natural resources such as molybdenum are the basic building blocks of our economy. Without them, it is impossible to build anything. When the economy begins to suffer and activity slows down, natural resource companies feel the effect of that slowdown first. The reduced demand is reflected quickly in the price of the products we sell. However, in the cycle of that dynamic, there is reason for optimism that good times lie ahead. All recessions come to an end. Activity begins anew and prices rebound. It has happened in every prior recession and it will happen again. We cannot say when this rebound will occur. But we can say that we have placed the Corporation in a strong position to operate until the market recovers and to take advantage of that recovery when it does, inevitably, occur. We remain firm in our conviction that molybdenum will play an important part in the rebuilding and growth of the worldwide economy. The important contribution that molybdenum makes to a host of products, across a wide range of industries, ensures that molybdenum and Thompson Creek will continue to play a role in that economic turnaround when it does occur.

To our shareholders, we want to thank you for your continued support of our Corporation. We recognize that this has been a difficult year. Despite those difficulties, we believe that the Corporation has performed well and has done the things necessary to maximize the opportunity for success in the future. We appreciate the support you have shown during this process and pledge to continue to work hard on your behalf.

Sincerely,



Kevin Loughrey
Chairman and Chief Executive Officer

Denver, March 20, 2009

We remain firm in our conviction that molybdenum will play an important part in the rebuilding and growth of the worldwide economy.



Langeloth Metallurgical Facility

Molybdenum Products and Uses


MINE
ORE
MILLING
WASTE
TAILINGS
HIGH-PURITY MOLYBDENUM DISULFIDE
MOLYBDENUM DISULFIDE CONCENTRATE
LUBRICATING OIL & GREASE ADDITIVES
ROASTING
TECHNICAL GRADE MOLYBDENUM OXIDE
SUBLIMATION
FERRO-MOLYBDENUM REDUCTION
CHEMICAL MANUFACTURING
PURE OXIDE
OXIDE POWDER, BRIQUETTES
FERRO-MOLYBDENUM
AMMONIUM MOLYBDATES
SODIUM MOLYBDATES
OTHER, CARBIDES, SILICIDES
CATALYSTS — PETRO-CHEMICAL
STAINLESS STEEL — ALLOY STEEL — TOOL & HIGH SPEED STEEL — CAST IRONS
FOUNDRIES & STEEL MILLS
CATALYSTS — PETRO-CHEMICAL
CORROSION INHIBITORS — AGRICULTURE MICRONUTRIENTS — PIGMENTS — SURFACE COATINGS — HEALTH MICRONUTRIENTS
CERAMICS — NANO-MATERIALS
REDUCTION
SMOKE SUPPRESSANTS — PIGMENTS
MO METAL
CALCINING
PURE OXIDE
SUPERALLOYS — LIGHTING PRODUCTS — ELECTRONICS — MOLYBDENUM METAL PRODUCTS — HIGH-TEMPERATURE APPLICATIONS
THOMPSON CREEK OPERATIONS
OTHER

Mineral Reserves and Resources

PROVEN AND PROBABLE MINERAL RESERVES AT DECEMBER 31, 2008 [1]				
MINE	CATEGORY	TONS (millions)	MOLYBDENUM GRADE (%)	CONTAINED MOLYBDENUM (millions of pounds)
Thompson Creek Mine	Proven	36.1	0.106	76.6
	Probable	57.5	0.096	110.1
	Proven + Probable	**93.7**	**0.100**	**186.8**
Endako Mine (100%)	Proven	135.7	0.051	138.6
	Probable	172.1	0.049	167.7
	Proven + Probable	**307.8**	**0.050**	**306.3**

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES [5] [6] [7]				
MINE	CATEGORY	TONNES (millions)	MOLYBDENUM GRADE (%)	CONTAINED MOLYBDENUM (millions of pounds)
Thompson Creek Mine [2]	Measured	69.6	0.087	133.5
	Indicated	162.5	0.072	258.0
	Measured + Indicated	**232.1**	**0.076**	**391.5**
	Inferred	139.5	0.043	132.2
Endako Mine (100%) [3]	Measured	138.0	0.050	152.2
	Indicated	354.1	0.040	311.8
	Measured + Indicated	**492.1**	**0.043**	**463.9**
Davidson Project [4]	Measured	45.9	0.180	182.0
	Indicated	31.3	0.154	106.0
	Measured + Indicated	**77.2**	**0.169**	**288.0**

(1) The mineral reserves estimates for the Thompson Creek Mine and Endako Mine have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – Definitions Adopted by CIM Council on December 11, 2005 (the "CIM" Standards) which were adopted by National Instrument 43-101 ("NI 43-101"). The mineral reserves are as of December 31, 2008 and have been estimated by site personnel supervised by Ken Collison, P.Eng., Chief Operating Officer, Thompson Creek Metals Company Inc., who is a qualified person under NI 43-101. The Corporation owns 75% of the Endako Mine. Mineral reserves are reported at a cut-off grade of 0.03% molybdenum for the Thompson Creek Mine and 0.02% molybdenum for the Endako Mine, and estimated using a long-term molybdenum price of US$10.00 per pound for the Thompson Creek Mine and US$10.00 per pound for the Endako Mine. Endako mineral reserves estimates include stockpiles.

(2) The mineral resources for the Thompson Creek Mine set out in the table above have been estimated by William E. Roscoe, P.Eng., Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. ("SWRPA"), and John T. Postle, P.Eng., Consulting Mining Engineer with SWRPA, who are qualified persons under NI 43-101.

(3) The mineral resources for the Endako Mine set out in the table above have been estimated by Greg Mosher, P.Geo., of Wardrop Engineering Inc., a qualified person as defined in NI 43-101. The Corporation owns 75% of the Endako Mine.

(4) The mineral resources for the Davidson Project set out in the table above have been estimated by Gary Giroux, P.Eng. who is a qualified person under NI 43-101.

(5) Mineral resources include mineral reserves as of April 15, 2007 for the Endako Mine and September 30, 2007 for the Thompson Creek Mine.

(6) Mineral resources are reported at a cut-off grade of 0.03% molybdenum for the Thompson Creek Mine, 0.02% molybdenum for the Endako Mine and 0.12% molybdenum for the Davidson Project.

(7) The mineral resource estimates for the Thompson Creek Mine are as of September 30, 2007, for the Endako Mine are as of April 15, 2007, and for the Davidson Project are as of April 10, 2007, and have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") — Definitions Adopted by CIM Council on December 11, 2005 (the "CIM Standards") which were adopted by National Instrument 43-101 ("NI 43-101").

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Report uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Readers should refer to the Corporation's current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

Molybdenum - Essential for Worldwide Industrial & Infrastructure Development

MOLYBDENUM USES



14% Chemicals
5% Superalloys
6% Mo Metal
6% Cast Iron
9% Tool & High Speed Steel
25% Stainless Steel
35% Alloy Steel

Source: International Molybdenum Association (IMOA)





35% ALLOY STEEL

Molybdenum is usually present in alloy steel used in pipelines and drilling equipment in the oil and gas sector. Its corrosion-resistance is critical for preventing pipeline leaks and for the durability of steel used in proximity to seawater. Molybdenum's high strength and ability to function well in harsh conditions make it ideal for the tough work done by drilling bits and pipe used to reach oil and gas reserves thousands of feet underground.



25% STAINLESS STEEL

The addition of molybdenum to stainless steel provides corrosion protection and improves its strength. These properties cause it to be an effective solution to many of the challenges facing industry. Stainless grades containing molybdenum are widely used including in pharmaceutical, pulp and paper and chemical plants, tanker trucks, ocean-going tankers and desalination plants.







9% TOOL & HIGH SPEED STEEL

Machines that make tools and the tools themselves often contain molybdenum. Drill tools and cutting and shaping edges containing the metal provide extra strength, hardness and resistance to wear and corrosion, and function well in extreme heat. These properties are unique, with few substitutes, and make molybdenum-bearing tool steel effective and cost efficient in many industrial applications.



14% CHEMICALS



Molybdenum is a key component of catalysts used by petroleum refineries to reduce the sulfur content of gasoline and diesel. These catalysts have been increasingly in demand as the sulfur content of crude oil rises and as governments mandate lower-sulfur fuels for cars and trucks. Molybdenum disulfide has numerous properties that makes it an efficient lubricant. It recently has been included in high-performance motor oils.





6% MO METAL

Molybdenum as a pure metal is used frequently in small quantities in diverse situations, including use as a powder coating for other metals, such as to improve the wear and friction properties of automotive parts. It is also a component of wiring and connections in electronics, light bulbs, and the coating sprayed in solar cells and flat panel displays.

Molybdenum adds strength and hardness and helps cast iron tolerate high pressures and temperatures.



6% CAST IRON

Molybdenum adds strength and hardness and helps cast iron tolerate the high pressures and temperatures of modern diesel engines, where it is increasingly used in motor blocks, cylinder heads, turbocharger housings, and engine exhaust manifolds. The alloyed metal allows engines to run hotter, thus reducing carbon emissions, with the added benefit of weight savings to improve fuel efficiency.







5% SUPERALLOYS

Superalloy formulas vary widely but molybdenum is often included in combination with nickel and other specialty metals. Such super-alloys are used in jet and rocket engines, power-generating turbines, turbochargers and chemical and petroleum plants, where they are deemed essential due to their ability to perform well in high heat, resist various corrosive forces, and provide excellent surface stability.

Mo Growing Use Worldwide

Molybdenum is increasingly being used in automobiles and various industrial products. Adding molybdenum to steel gives added strength and improves the strength-to-weight ratio – meaning less metal is needed.

Over the past two decades, automotive engineers have included molybdenum-bearing, high-strength steel in their designs in order to produce lighter-weight, more fuel-efficient vehicles, which also resist corrosion and yield higher crash-test ratings than older models.



2008 General Motors "body-in-white" showing use of molybdenum-bearing high-strength steel

High Strength Steel
Ultra High Strength Steel
Extra High Strength Steel



Pipes inside a nuclear power plant

Growing use of molybdenum is also a factor in the chemical and petroleum industries. For example, project managers are favoring molybdenum-bearing duplex stainless steel grades for their strength and lower cost in the construction of large storage tanks.

The need for stronger steel alloys to handle higher pressures, as well as to resist corrosion, explains why molybdenum is being used more frequently and more intensely in oil and gas pipelines.

Steel alloys containing molybdenum perform better than ordinary steel in high-heat and corrosive situations, such as in jet engines, power generating turbines, desalination plants and nuclear power facilities.

Increasing numbers of nuclear power stations are being planned and constructed, especially in China and India, and each nuclear facility requires approximately half a million pounds of molybdenum.

As the world population continues to grow, as industrialization takes hold in Asia and other mainly rural parts of the world, and as consumers demand less-polluted environments, molybdenum will continue to be a popular metal.

World demand for molybdenum has grown at a 4% average annual rate over the past 50 years.

Molybdenum World Demand


World demand projections assuming historical 4% average growth rate
millions lbs Mo
800
700
600
500
400
300
200
100
0
1960
1963
1966
1969
1972
1975
1978
1981
1984
1987
1990
1993
1996
1999
2002
2005
2008
2011
2014
2017
2020

Actual Demand
Projected Demand Assuming 4% Annual Growth

World demand for molybdenum has grown at a 4% average annual rate over the past 50 years. This growth was interrupted in late 2008 by economic recession. But, as it did after past recessions, demand growth is likely to resume again when economic conditions improve.

Mo Supply Constrained

World Molybdenum Production


29% USA
9% Other
5% Canada
21% Chile
28% China
8% Peru

Source: U.S. Geological Survey

World Reserves


31% USA
11% Other
5% Canada
13% Chile
38% China
2% Peru

Source: U.S. Geological Survey

The world's geological reserves of molybdenum are concentrated in China and North and South America. China's reserves could potentially lead to higher production to fill the world's growing needs.

However, while China was a major exporter of molybdenum in the past, the Chinese government beginning in 2004 deliberately reduced molybdenum supply to the rest of the world through production curtailments, export taxes and export quotas. As local high-cost mines closed down near the end of 2008, China started importing large quantities of molybdenum from North and South American producers.

Net Exports from China


120
100
80
60
40
20
0
millions lbs Mo
2000
2001
2002
2003
2004
2005
2006
2007
2008
Exports
Imports
Net Exports

Production barely kept pace with growing demand in the past five years and did so only because the molybdenum price rose dramatically in 2005 and encouraged higher production from many sources, including by-product copper mines which account for about half of the world's molybdenum supply.

Molybdenum supply will likely remain relatively constrained for an extended period of time. Molybdenum production at by-product copper mines is not expected to grow significantly. The development of major new primary molybdenum mines will be delayed by difficulty in obtaining financing. China is likely to continue with its strategic policies aimed at keeping its molybdenum mainly for use in its own industries.

Production barely kept pace with growing demand in the past five years.

Molybdenum Oxide Price Chart (US$/lb)


35
25
15
5
31 Dec 2003
30 Jun 2004
31 Dec 2004
30 Jun 2005
31 Dec 2005
30 Jun 2006
31 Dec 2006
30 Jun 2007
31 Dec 2007
30 Jun 2008
31 Dec 2008

The price of molybdenum oxide fell precipitously in late 2008 as steel mills retrenched in the midst of economic recession. However, the molybdenum price is expected to move higher in the medium term, as economic growth resumes, molybdenum demand increases and supply remains relatively constrained.



Aerial view of the Thompson Creek Mine in Idaho

Thompson Creek Mine

The Thompson Creek Mine is a primary molybdenum mine located in mountainous terrain with an open pit, mill and tailings facility. It is the fourth-largest primary molybdenum mine in the world. The property is approximately 35 miles southwest of the town of Challis in Idaho's Custer County, a historic mining area.

The mine, which began operations in 1983, uses conventional open-pit mining methods with large electric-powered shovels that can each move up to 100,000 tons of waste rock and ore per day. The shovels load ore into 200-ton trucks to be hauled to an on-site mill (concentrator). A molybdenum disulfide concentrate is extracted from the ore through a series of crushing, grinding, and flotation operations.

Daily throughput of ore at the mill has recently averaged close to 28,000 tons per day. Most of the molybdenum disulfide concentrate produced at the mine is further processed into technical grade molybdenum oxide at the Langeloth Metallurgical Facility in Pennsylvania.

The current mine plan is based on the mine life calculated in 2007 at approximately 10 years, assuming a molybdenum price of US$10 per pound and updated costs. During 2008, Thompson Creek conducted development drilling beside and below the current ore body. The drilling results are currently being evaluated.



Thompson Creek Mine
Challis
Clayton
Stanley
Custer County
Boise
Carey
30 mi

A molybdenum disulfide concentrate is extracted from the ore through a series of crushing, grinding, and flotation operations.

THOMPSON CREEK MINE CROSS SECTION



W
E
8,000 ft.
7,000 ft.
6,000 ft.
Previous Mine Plan
Current Mine Plan
1,000 feet
354,000E
355,000E
356,000E
357,000E
358,000E



Inside the Thompson Creek Mill

Endako Mine

The Endako Mine is a primary, surface molybdenum mine located near Fraser Lake, 100 miles northwest of Prince George, British Columbia. The mine is operated as a joint venture with Thompson Creek holding a 75% interest and Sojitz Corporation, a Japanese company, holding a 25% interest.

The Endako Mine is a fully integrated facility that began operations in 1965. It includes a concentrator that processes ore through crushing, grinding, and flotation circuits into molybdenum disulfide concentrate, and a multiple-hearth roasting facility that converts the concentrate into technical grade molybdenum oxide.



Smithers
Prince George
Prince Rupert
Endako Mine
British Columbia
50 mi

Processing capacity at Endako is approximately 31,000 tons of ore per day. In April 2008, the Corporation began an expansion and modernization project that would increase the mill capacity to 55,000 tons per day. However, in response to the economic downturn, the Corporation decided in December 2008 to postpone completing the expansion project until economic conditions improve.

Processing capacity at Endako is approximately 31,000 tons of ore per day.

The Endako Mine consists of three pits. The Endako Pit, the largest, was the focus of mining activity for many years. In January 2008, mining activity shifted entirely to the Denak West pit and during



Electric shovel loading a truck at the Endako Mine


Mill
Endako Pit
Conveyor
Denak East Pit
In-Pit Crusher
Outline of Proposed Single Pit
Denak West Pit

Aerial view of the Endako Mine

Plans call for the creation of a single pit by mining the walls between the three existing pits.



Inside the multiple-hearth roaster at the Endako Mine

2008 the Corporation moved the in-pit crusher from the Endako Pit to an area between the Denak West and Denak East pits and began installing an overland conveyor from that location to the mill. The conveyor commenced transporting ore to the mill in March 2009. Plans call for the creation of a single pit by mining the walls between the three existing pits.

Mine life was estimated in 2007 at approximately 26 years assuming a long-term molybdenum price of US$10 per pound and updated costs. Based on existing mineral reserves, the mine life will be reduced to about 16 years when the mill expansion proceeds. The Corporation has been conducting exploration drilling in the area that may lead to a revision in mineral resources and reserves.


65

Ore-hauling truck at Endako Mine



Langeloth Metallurgical Facility with the sulfuric acid plant in the foreground

Langeloth Metallurgical Facility

The Langeloth complex, located 25 miles west of Pittsburgh, Pennsylvania, is a world-class facility with a long history of producing high-quality metallurgical products used mainly in the steel and chemical industries. The facility has roasting capacity of 35 million pounds of molybdenum per year. Four multiple-hearth furnaces are used for the conversion of molybdenum disulfide concentrates into technical grade molybdenum oxide (tech oxide), which is sold in powder or briquettes or converted into pure molybdenum oxide or ferromolybdenum. Two other furnaces process spent catalyst material containing other metals.



New Cumberland
Weirton
Pittsburgh
Langeloth Metallurgical Facility
Washington
5 mi



Ferromolybdenum processing

A large portion of the molybdenum concentrates processed at the Langeloth facility comes from the Corporation's Thompson Creek Mine. The Corporation buys concentrates from other mining companies to process and sell in the market, and it also roasts concentrates on a toll basis for third-party customers.

The roasters, which operate at temperatures up to 1,200°F, convert molybdenum disulfide concentrate (MoS_2) into tech oxide (MoO_3) with a sulfur content of less than 0.1%. The roasters yield gases with sulfur dioxide (SO_2). The sulfur dioxide is converted to sulfuric acid (H_2SO_4), a by-product that is sold to industrial customers. As a result of this pollution-control initiative, sulfur dioxide emissions for molybdenum processing at the Langeloth complex have been reduced by more than 99%.

Some of the tech oxide is further processed into ferromolybdenum, an alloy consisting of about 60% molybdenum and 40% iron.

The Langeloth facility is the first site to commercially convert MoS_2 concentrate to technical molybdenum oxide.



Containers of ferromolybdenum being shipped to customers

Ferromolybdenum is preferred by some steel mills and cast-iron foundries in their manufacturing processes. A portion of the tech oxide produced at the Langeloth complex is converted into a higher oxide grade known as pure molybdenum oxide. The process involves sublimation using a special electric furnace where tech oxide is heated until it vaporizes. On cooling, the vaporized oxide returns to the solid state but with virtually none of the impurities inherent in the tech oxide. This pure molybdenum oxide is used for the production of superalloys, molybdenum metal and catalysts.

The Langeloth facility is the largest ferromolybdenum producer in North America, the first site to commercially convert MoS_2 concentrate to technical molybdenum oxide, and the first site to produce pure molybdenum oxide by sublimation. The site has 147 acres with an infrastructure to support additional projects.

The Langeloth facility is the first site to produce pure molybdenum oxide by sublimation.



Loading sulfuric acid for transport to customers



Monitoring sulfuric acid plant operations

Davidson Deposit

The Davidson Deposit is a large, high-grade underground molybdenum deposit situated in the heart of Hudson Bay Mountain six miles from Smithers, British Columbia. A consultant's study on the deposit examined the feasibility of mining 2,200 tons of high-grade ore per day and shipping it for processing to the Corporation's Endako facility 125 miles to the southeast.


Davidson Deposit
Smithers
Prince Rupert
Prince George
British Columbia
50 mi



Geologist examining Davidson core samples

The Corporation filed an environmental application with the Province of British Columbia in September 2008. The Corporation will be in a position to proceed with the project upon receipt of an Environmental Assessment Certificate and permits. However, due to deteriorating molybdenum market conditions, the Corporation decided in November 2008 to postpone development of the deposit until conditions improve.

The higher-grade zone is estimated to have a measured and indicated mineral resource of 23 million tonnes grading 0.234% Mo at a cut-off grade of 0.18% Mo. On this basis, the deposit is estimated to have 117 million pounds of contained molybdenum. The mineral resource was estimated by Gary Giroux, P.Eng., who is a qualified person in accordance with National Instrument 43-101.


Elevation (feet above sea level)
Hudson Bay Mountain
6,000ft
5,000ft
4,000ft
3,000ft
Davidson Deposit
1066 Adit
Existing Portal
Proposed 700 Adit
Mine Site & Loadout
Schematic Section looking North (not to scale)

The deposit is estimated to have 117 million pounds of contained molybdenum.



View of Hudson Bay Mountain

Mount Emmons Deposit

The Mount Emmons Deposit is one of the largest, highest-grade, undeveloped molybdenum deposits in the world with a historical resource of 760 million pounds of contained molybdenum (Mo)*. The deposit is located beneath the surface of Mount Emmons, which is in Gunnison County three miles northwest of Crested Butte, Colorado.

Thompson Creek obtained an option in August 2008 to earn an interest of up to 75% of the Mount Emmons property. The option permits the Corporation to earn ownership in the property by spending money to develop the property over a period of up to 10 years.



DENVER
Mount Emmons Deposit
Grand Junction
Crested Butte
Colorado Springs
Gunnison
Colorado
50 mi
70
87

The Mount Emmons Deposit is one of the largest, highest-grade, undeveloped molybdenum deposits in the world.



View of Mount Emmons

Exploration activity conducted in the late 1970s led to the discovery of the deposit. By 1983, an estimated $150 million had been reportedly spent on property development, including approximately 157,000 feet of core drilling.

The deposit includes a very high-grade core containing 180 million pounds Mo from 20.5 million tons grading 0.438% Mo at a cut-off grade of 0.30% Mo*.

Thompson Creek is currently conducting mine pre-feasibility, environmental baseline and pre-permitting activities and is implementing a wide-ranging community relations program. Ongoing evaluation of the property is expected to include additional in-fill drilling and a full feasibility study.

* A 1998 mineral resource estimate based on the concept of underground mining with a 6,000 tons per day mill was summarized in an April 10, 2007 Behre Dolbear & Company Inc. technical report filed on Sedar by Kobex Resources Ltd. It showed a historical mineral resource of 166,645,000 tons grading 0.38% MoS_2 (0.228% Mo) at a cutoff grade of 0.2% MoS_2 (0.12% Mo). This resource contains 760 million pounds of molybdenum (Mo). The historical estimates are the most recent estimates available, and Thompson Creek believes them to be relevant. However, the estimates should not necessarily be relied upon. Thompson Creek has not done the work necessary to have the historical estimates verified by a qualified person. The historical estimates were prepared under CIM standards in 1998, however they do not meet the current CIM Definition Standards on Mineral Resources and Mineral Reserves adopted in 2005 and the historical resource classification has also not been further categorized into measured and indicated mineral resources. Thompson Creek is not treating the historical estimates as a current mineral resource estimate under National Instrument 43-101.

Social Responsibility, Environment, Recycling

Thompson Creek has an excellent record of complying with environmental laws and regulations and is committed to carrying out its social responsibilities in this regard. In addition, at both mine sites the final reclamation obligation is largely pre-funded to ensure proper completion.

The Corporation has undertaken a number of initiatives at its operations to minimize disruption to the environment and production of waste materials.

LANGELOTH METALLURGICAL FACILITY

The Langeloth Metallurgical Facility is situated in a small Pennsylvania community where residents live within 3,000 feet of the facility. It is important to the facility and the community that residents coexist in a healthy environment. The facility has reclaimed significant portions of the property that were disturbed by previous activities. Management is cooperating with industry and regulatory agencies to study ground water migration in sub-surface abandoned coal mines that were not

The Langeloth complex has installed special equipment to reduce air pollution that is generated by the combustion process.



Servicing pollution control equipment at the Langeloth Metallurgical Facility

part of the facility but were located beneath the active plant area. It is additionally cooperating in a program to assist in the investigation and remedial action plan necessary to improve surface disturbances caused by previous, but abandoned, industrial activities.

The Langeloth complex has installed special equipment to reduce air pollution that is generated by the combustion process. Over 99% of the sulfur dioxide in the off-gas from the molybdenum roasters is converted to commercial 94% grade sulfuric acid. Langeloth produces over 65,000 tons of sulfuric acid annually, all of it sold to industrial customers. This excellent gas-cleaning process allows Langeloth to maintain a lower level of air emissions than is required by law.

Langeloth is also involved in an important industrial recycling program that makes use of metal-bearing feedstock that would otherwise be sent to landfill and lost as a benefit to society. In 1986, Langeloth began processing, in redesigned roasters, a selected range of metal-bearing materials, such as spent catalysts, filter cakes, and grindings. The roasted products are sold either directly to the steel industry or as a substitute for newly mined metals in a smelter.

ENDAKO MINE

The Endako Mine has taken the initiative to increase the efficiency of its sulfur dioxide scrubbing plant in order to reduce sulfur dioxide emissions from its roasting operation. This approach uses water to remove sulfur dioxide from gases before they are released into the environment. The scrubber effluent is then neutralized by calcium carbonate in the tailings. As a result, sulfur dioxide off-gas emissions have been reduced 40% since 2003 and are now well below government standards. The mine's waste removal and recycling program minimizes the waste generated and stored at the mine site. About 80% of the water used in the mill is recycled for subsequent reuse. The mine also supplies more than 22,000 gallons per year of waste oil for an off-site oil recycling program.

Since 1990, the mine has conducted a series of monitoring studies that have shown that the mine has had minimal impact on wildlife and fish in the area. Reclamation of disturbed areas is ongoing. The mine's goal is the establishment of a sustainable ecosystem



Reclamation activities at the Endako Mine

Since 1990, the mine has conducted a series of monitoring studies that have shown that the mine has had minimal impact on wildlife and fish in the area.

that supports wildlife after mine closure. Endako has demonstrated its involvement with the community through the establishment of a liaison committee that acts as a forum for information exchange regarding environmental issues.

THOMPSON CREEK MINE

Thompson Creek's commitment to meeting and exceeding regulatory requirements led the mine staff to initiate Idaho's first interagency task force (IATF), a working group comprised of mine personnel and regulatory agency officials, in order to create a more efficient process for interagency review and administration of the mining facility. Thompson Creek's commitment to utilize the IATF and the knowledge gained in that process resulted in state and federal agencies adopting the process throughout Idaho. As part of an ongoing evaluation of the environmental impact of mining practices in the late 1990s, the Thompson Creek Mine identified sulfide-bearing waste material as having a potential to generate low pH drainage. Mine officials subsequently developed a program to reduce this potential. The program consisted of identifying waste materials, recovering pyrite from mill tailings, and redesigning waste dump facilities to partition and encapsulate sulfide-bearing waste material in order to reduce the potential to impact surface water. In addition, a pyrite recovery plant was installed to remove the pyrite from the tailings to prevent reactive sulfide-bearing tailings from being deposited on the surface of the tailings facility.

In recognition of its environmental and reclamation efforts, the Thompson Creek Mine has received numerous state and national awards over the years, including: Outstanding Reclamation Award from the Idaho Conservation League; and Outstanding Mine Reclamation Award, Outstanding Environmental Coordinator Award, and Excellence in Annual Operations Award from the Idaho Department of Lands. In 2008, the mine was presented with the Bureau of Land Management's 2008 Hardrock Mineral Community Outreach and Economic Security Award.

In recognition of its environmental and reclamation efforts, the Thompson Creek Mine has received numerous state and national awards.



Water quality monitoring at the Thompson Creek Mine

THOMPSON CREEK METALS COMPANY INC.


BUCYRUS

Management's Discussion and Analysis

Thompson Creek Metals Company Inc.
Years Ended December 31, 2008 and 2007
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)

This Management's Discussion and Analysis ("MD&A") of financial condition and results of operation of Thompson Creek Metals Corporation Inc. ("Thompson Creek" or the "Corporation") was prepared as at March 19, 2009, and should be read in conjunction with the audited consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2008 and 2007. All dollar amounts are expressed in United States ("US") dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.

BUSINESS OVERVIEW

Thompson Creek is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the US. The Corporation's operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Roasting Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture ("Endako Mine") (mine, mill and roaster) in British Columbia. In addition, the Corporation has two high-grade underground molybdenum development projects, the Davidson molybdenum property ("Davidson Project"), located in British Columbia, and the Mount Emmons molybdenum property, located in Colorado.

HIGHLIGHTS 2008

- **Net income** for 2008 was $183.2 million, or $1.53 per basic and $1.39 per diluted common share. After adjusting for 2008 special items totalling $93.1 million ($0.71 per diluted share), 2008 adjusted net income totalled $276.3 million, or $2.31 per basic and $2.10 per diluted common share, compared to $157.3 million for 2007, or $1.43 per basic and $1.24 per diluted common share.
- **Special items** included non-cash charges taken in the fourth quarter 2008 totalling $93.1 million ($0.71 per diluted common share), which represented the write-down of goodwill of $68.2 million, a change in tax valuation allowances of $23.1 million and a reduction in the after-tax carrying value of finished goods inventories of $1.8 million.
- **Consolidated revenues** for 2008 were $1 billion, up 11% from 2007.
- **Consolidated molybdenum sales** for 2008 totalled $992.2 million, representing 33.0 million pounds sold at an average realized price of $30.04 per pound (which includes sales of 22.3 million pounds from the Corporation's mined production and 10.7 million pounds of third party product purchased, processed and resold).
- **Operating cash flows** were $417.6 million for 2008, compared to $182.6 million for 2007.
- **Capital expenditures** totalled $114 million in 2008, comprised of $71 million of sustaining capital expenditures at the operating sites together with $43 million of capital expenditures for the Endako mill expansion (75% share).
- **Total cash and cash equivalents were $258 million and total debt was $17.3 million** at December 31, 2008.
- **In June 2008, 10,914,700 common shares were issued from treasury for net proceeds** of $218.1 million. The proceeds from this share issuance were used to retire all of its remaining $219.4 million debt incurred for the acquisition of Thompson Creek Metals Corporation USA.
- **Molybdenum mined production** in 2008 increased 59% from 2007 to a total of 26.0 million pounds.

REVISED 2009 OPERATING PLANS

Molybdenum prices averaged $33.22 per pound of molybdenum for the first nine months of 2008 according to the average monthly Platts Metals Week published molybdenum oxide price. During the fourth quarter of 2008, slowing demand for molybdenum resulted in a sudden and sharp decline in molybdenum prices. The average weekly Platts Metals Week published molybdenum oxide price declined to $8.75 per pound in November 2008, with an average of $16.04 per pound for the fourth quarter of 2008. For the two months ended February 28, 2009, the average Platts Metals Week published molybdenum oxide price was $9.18 per pound. For the week of March 16, 2009, the Platts Metals Week published molybdenum oxide price was $8.55 per pound.

Given the weak global economic conditions and the sharp decline in molybdenum prices, the Corporation took various actions and made revisions to 2009 operating plans. The Corporation believes the long-term outlook for its business is positive; however, in order to conserve cash given the current economic uncertainty, the Corporation's near-term plans were modified to reduce capital expenditures, costs and production. The major revisions to 2009 operating plans as of the date of this report are as follows:

- **Reduced 2009 capital expenditures,** including the postponement of the mill expansion project at its 75%-owned Endako Mine and postponement of the development of the Davidson project.
    - For 2009, total capital expenditures at the Corporation's operating sites are expected to be approximately $60 million, including estimated sustaining capital expenditures at both mines and the Langeloth Metallurgical Facility totalling $38 million and the Corporation's 75% share of the estimated Endako mill expansion totalling $22 million.
    - Prior to this reduction, the Corporation was planning capital expenditures of approximately $300 million for 2009, including $149 million for its share of the Endako mill expansion, $50 million for the Davidson project and the remainder for sustaining capital expenditures at the operating sites.
- **Reduced 2009 molybdenum production levels** to between 20 to 24 million pounds, down from 2008 production of 26 million pounds and down from previous guidance of 31.5 to 34 million pounds.
    - For 2009, expected production from the Thompson Creek Mine is 15 to 17 million pounds and the Corporation's 75% share of Endako Mine expected production is 5 to 7 million pounds.
    - The planned production adjustments include a reduction in the Thompson Creek Mine mill operation to 70% capacity (a ten days on, four days off schedule), which began in March, a reduction in the Endako Mine production capacity to 80% and a temporary summer suspension of operations for approximately one month at both the Thompson Creek and Endako mines.
    - The reductions in production and schedules are expected to result in a decline in the Corporation's total number of permanent employees through attrition and layoffs to approximately 740 by the end of 2009, a 13% decline from the end of 2008.

The Corporation believes that these actions will ensure that working capital levels are maintained. The Corporation is well positioned with December 31, 2008 working capital of $356.3 million, including $258.0 million of cash and cash equivalents, $55.0 million of receivables, no borrowings under its $35 million line of credit facility and $5.6 million as the current portion of equipment loans.

OUTLOOK

The Corporation's revised 2009 operating plans result in the reduction of 10 to 11.5 million pounds of molybdenum production, or a 29% to 37% reduction, compared to previous guidance. For calendar 2009, anticipated average cash cost per pound produced have been revised to an estimated $7.25 to $8.25 per pound, with the Thompson Creek Mine expected to be approximately $7.00 to $8.00 per pound (compared to previous guidance of $5.00 to $6.00 per pound) and the Endako Mine at an estimated cash cost of $8.00 to $9.00 per pound (which remains unchanged from previous guidance). This assumes a US$/Cdn$ exchange rate of 1.20. The revised 2009 Thompson Creek Mine cash cost per pound produced includes approximately $40 million of stripping costs, totalling $2.30 to $2.60 per pound produced, related to future planned production phases. The revised 2009 Endako Mine operating plan has minimal stripping costs which, as a result, were not planned to be deferred. See Non-GAAP Financial Measures on page 40 for additional information regarding cash cost per pound produced.

For calendar 2009, the Corporation's sales of molybdenum produced from its own mines are expected to be 20 to 24 million pounds compared to 2008 sales from its own mines of 22.3 million pounds. Sales of molybdenum purchased, processed and resold for 2009 are expected to be 3 to 4 million pounds compared to calendar 2008 sales from purchased product of 10.7 million pounds.

Operating cash flows for 2009 together with existing cash reserves, the undrawn line of credit and equipment financings are expected to meet the Corporation's cash requirements for its anticipated capital spending programs, deferred stripping and working capital requirements. Operating cash flows will be impacted by $20 to $24 million for every $1.00 per pound change in the molybdenum price. The Corporation is positioned to react quickly to further changes in the molybdenum market in order to ensure that working capital levels are maintained.

During 2007, mineral reserves were recalculated and increased at both operating mines using a long-term price of $10.00 per pound for molybdenum sales. Other than 2008 production, there have been no further changes to reserves as of December 31, 2008. Analysis of 2008 development drilling activities will continue at both the Thompson Creek and Endako mines during 2009 to complete the update to the mineral reserve and resource study. Given the current economic environment, there are no planned 2009 drilling activities at either mine.

Expenditures under an earn-in agreement on the Mount Emmons underground molybdenum project in Colorado for 2009 are expected to be $5 to $7 million.

SELECTED CONSOLIDATED OPERATIONS AND FINANCIAL INFORMATION

(US$ in millions except per pound and per share amounts)

	Three months ended December 31, 2008 (Unaudited)		Three months ended December 31, 2007 (Unaudited)		Years ended December 31, 2008		Years ended December 31, 2007
Operations							
Molybdenum production from mines (000's lb)[1]		7,773		3,443		26,045	16,366
Cash cost ($/lb produced)[2]	$	6.01	$	13.58	$	7.54	$ 10.03
Molybdenum sold (000's lb):							
Thompson Creek Mine and Endako Mine production		6,558		3,151		22,349	19,477
Product purchased, processed and resold		1,565		3,066		10,681	11,492
		8,123		6,217		33,030	30,969
Realized price ($/lb)	$	21.72	$	31.08	$	30.04	$ 28.77
Financial							
Revenue							
Molybdenum sales	$	176.5	$	193.2	$	992.2	$ 891.1
Tolling and calcining		5.1		4.6		19.2	23.3
		181.6		197.8		1,011.4	914.4
Cost of sales							
Operating expenses		76.7		139.5		524.2	554.5
Selling and marketing		2.1		1.5		10.1	9.0
Depreciation, depletion and amortization		14.0		8.4		45.2	48.2
Accretion		0.3		0.5		1.7	1.7
		93.1		149.9		581.2	613.4
Income from mining and processing		88.5		47.9		430.2	301.0
Other (income) expenses							
Goodwill impairment		68.2		-		68.2	-
General and administrative		8.7		6.5		24.4	15.9
Stock-based compensation		2.6		4.8		15.6	16.3
Exploration and development		5.4		(0.7)		7.9	4.6
Foreign exchange (gains) losses		(18.8)		(0.8)		(24.0)	4.3
Interest (income) expense and other		2.9		4.5		14.8	31.6
Income before income and mining taxes		19.5		33.6		323.3	228.3
Income and mining taxes		44.1		4.8		140.1	71.0
Net income (loss)	$	(24.6)	$	28.8	$	183.2	$ 157.3
Net income (loss) per share							
- basic	$	(0.20)	$	0.25	$	1.53	$ 1.43
- diluted	$	(0.20)	$	0.22	$	1.39	$ 1.24
Cash flow provided by operating activities	$	181.0	$	45.7	$	417.6	$ 182.6

		Dec. 31, 2008		Dec. 31, 2007
Cash and cash equivalents	$	258.0	$	113.7
Total assets	$	1,099.2	$	1,109.7
Total debt	$	17.3	$	237.4
Total liabilities	$	281.7	$	622.1
Shareholders' equity	$	817.5	$	487.6
Shares outstanding (000's)		122,253		113,364

1 *Mined production pounds are molybdenum oxide and high performance molybdenum disulfide ("HPM") from the Corporation's share of the production from the mines; excludes molybdenum processed from purchased product.*

2 *Weighted-average of Thompson Creek Mine and Endako Mine cash costs (mining, milling, roasting and packaging) for molybdenum oxide and HPM produced in the period, including stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide on site, includes an estimated molybdenum loss and an allocation of roasting and packaging costs from the Langeloth facility. See Non-GAAP Financial Measures on page 40 for additional information.*

SUMMARY OF QUARTERLY RESULTS

(US$ in millions except per pound and per share amounts – Unaudited)

	Mar 31 2007	Jun 30 2007	Sep 30 2007	Dec 31 2007	Mar 31 2008	Jun 30 2008	Sep 30 2008	Dec 31 2008
Operations								
Mined molybdenum production (000's lb)	5,433	4,466	3,024	3,443	**5,589**	**6,184**	**6,499**	**7,773**
Cash cost ($/lb produced)[1]	$ 6.51	$ 9.07	$ 13.22	$ 13.58	**$ 8.29**	**$ 8.85**	**$ 7.33**	**$ 6.01**
Molybdenum sold (000's lb)								
Thompson Creek Mine and Endako Mine Production	7,857	5,079	3,391	3,151	**4,082**	**4,830**	**6,879**	**6,558**
Product purchased, processed and resold	2,629	3,075	2,722	3,066	**3,572**	**2,500**	**3,044**	**1,565**
	10,486	8,154	6,113	6,217	**7,654**	**7,330**	**9,923**	**8,123**
Realized price ($/lb)	$ 24.87	$ 29.59	$ 32.06	$ 31.08	**$ 32.69**	**$ 32.68**	**$ 32.85**	**$ 21.72**
Financial								
Revenue	$ 267.9	$ 247.8	$ 200.9	$ 197.8	**$ 254.8**	**$ 243.9**	**$ 331.1**	**$ 181.6**
Income from mining and processing	$ 88.1	$ 104.1	$ 60.9	$ 47.9	**$ 77.3**	**$ 105.4**	**$ 159.0**	**$ 88.5**
Net income (loss)	$ 47.7	$ 56.8	$ 24.0	$ 28.8	**$ 46.8**	**$ 60.4**	**$ 100.6**	**$ (24.6)**
Income (loss) per share								
- basic	$ 0.46	$ 0.51	$ 0.21	$ 0.25	**$ 0.41**	**$ 0.52**	**$ 0.80**	**$ (0.20)**
- diluted	$ 0.43	$ 0.45	$ 0.18	$ 0.22	**$ 0.37**	**$ 0.45**	**$ 0.74**	**$ (0.20)**
Cash flow (used) provided by operating activities	$ 105.0	$ 0.4	$ 31.4	$ 45.7	**$ 63.4**	**$ 62.9**	**$ 110.3**	**$ 181.0**

[1] *See Non-GAAP Financial Measures on page 40 for additional information.*

FINANCIAL REVIEW

Three Months Ended December 31, 2008 and 2007

Income Statement

Net loss for the three months ended December 31, 2008 was $24.6 million or $0.20 per basic and diluted share. After adjusting for 2008 special items totalling $93.1 million, $0.76 per diluted share, the 2008 fourth quarter adjusted net income totalled $68.5 million, or $0.56 per basic and diluted common share, compared to $28.8 million or $0.25 per basic and $0.22 per diluted share for the fourth quarter of 2007.

Special items included charges taken in the fourth quarter 2008 totalling $93.1 million, $0.76 per diluted common share, which represented the write-down of goodwill of $68.2 million, a change in tax valuation allowances of $23.1 million (related to the realization of tax assets for alternative minimum tax and stock compensation) and an after-tax valuation allowance against the carrying value of finished goods inventories of $1.8 million.

Revenues for the three months ended December 31, 2008 were $181.6 million, down $16.2 million or 8% from $197.8 million for the same period in 2007. This decrease reflected lower average realized sales prices in the 2008 fourth

quarter which was partially offset by higher molybdenum sales volume in the 2008 fourth quarter. Molybdenum sold from the Corporation's mines in the fourth quarter of 2008 was 6.6 million pounds, up 108% from 3.2 million pounds sold in the same period in 2007. Sales volumes in the 2008 quarter were higher than the same period in 2007 primarily due to increased production levels. The average realized sales price for molybdenum in the fourth quarter of 2008 was $21.72 per pound compared to $31.08 per pound in the fourth quarter of 2007. The volume of material toll roasted and processed for third parties was down 41% in the fourth quarter of 2008 relative to the same period in 2007 due to lower demand for these services in the current year period.

Operating expenses for the three months ended December 31, 2008 were $76.7 million, down $62.8 million or 45% from $139.5 million for the same period in 2007. This decrease was primarily due to the lower cash cost per pound produced from the Corporation's mines in the 2008 quarter together with significantly lower sales volumes and related costs for the third party material that was purchased, processed and resold during the fourth quarter of 2008. This 2008 period decrease was partially offset by a pre-tax finished goods inventory valuation allowance of $3.0 million ($1.8 million after-tax) during the fourth quarter of 2008 as a result of the sharp decline in molybdenum prices during the fourth quarter of 2008. Under Canadian generally accepted accounting principles ("GAAP"), inventories are recorded at the lower of cost or net realizable value.

Cash cost per pound produced from the Corporation's mines declined in the 2008 quarter to $6.01 per pound produced from $13.58 per pound produced for the comparable quarter in 2007. The decline in the cash cost per pound produced was primarily due to increased production as a result of higher ore grades, recoveries and throughput at the Corporation's mines. Additionally, in the fourth quarter of 2007, ore processed primarily came from stockpiled material, with lower grades and recoveries.

Depreciation, depletion and amortization expense for the three months ended December 31, 2008 was $14.0 million or 67% more than $8.4 million for the fourth quarter of 2007. This increase was primarily due to an increase in the deferred stripping amortization in the 2008 quarter together with the higher volume of molybdenum sold in the 2008 quarter compared to the 2007 quarter, which were partially offset by the effects of increased mineral reserve estimates established at both of the Corporation's mines in late 2007.

At December 31, 2008, management completed its annual impairment test of goodwill and long-lived assets which resulted in an impairment charge against goodwill during the fourth quarter of 2008 of $68.2 million and no impairment charge against its long-lived assets. The goodwill assessment utilized the fair-value approach, which took into consideration the recent molybdenum price declines. This goodwill impairment charge did not have any impact on the Corporation's operating cash flows. Refer to "Critical Accounting Estimates – Asset Impairments" for a further discussion.

General and administrative expense for the three months ended December 31, 2008 was $8.7 million, compared to $6.5 million for the three months ended December 31, 2007. This increase primarily related to higher bonuses paid in the 2008 period compared to the 2007 period, costs incurred for the transition of the corporate finance function from Vancouver to Denver, increased public company costs related to Sarbanes-Oxley compliance work and higher legal and consulting costs. The general and administrative expenses for fiscal 2009 are expected to be lower as the transition of the finance function from Vancouver to Denver was substantially completed as of December 31, 2008.

Stock-based compensation for the fourth quarter of 2008 was $2.6 million, down $2.2 million from $4.8 million for the fourth quarter of 2007 due primarily to fewer options being granted in the 2008 period versus 2007 together with the Corporation's lower share price resulting in a decreased cost being assigned to each option awarded in the 2008 period.

Exploration and development expenses for the fourth quarter of 2008 were $5.4 million compared to ($0.7) million for the fourth quarter of 2007. This increase was primarily due to the 2008 period expenditures under an earn-in agreement signed in August 2008 on the Mount Emmons underground molybdenum project in Colorado. Additionally, during the

fourth quarter of 2008, previously capitalized Davidson property payments of $2.4 million were expensed due to the postponement of any further development until economic conditions improve.

Foreign exchange gains for the fourth quarter of 2008 were $18.9 million compared to $0.8 million for the fourth quarter of 2007. During the last half of 2008, the US$ strengthened against the Cdn$ which resulted in a foreign exchange gain on US$ cash balances in entities that have the Cdn$ as their measurement currency.

Interest (income) expense and other for the fourth quarter of 2008 primarily represented interest on the equipment loans together with finance fees on the unused $35 million credit facility. For the fourth quarter of 2007, interest (income) expense and other represented interest and finance fees on the first lien loan which was fully repaid in the second quarter of 2008.

Income and mining taxes for the three months ended December 31, 2008 totalled $44.1 million on income before income and mining taxes of $19.5 million, compared to $4.8 million or 14% of income before income and mining taxes for the three months ended December 31, 2007. The goodwill impairment in 2008 did not have any income tax benefit. Additionally, the income and mining taxes for the fourth quarter of 2008 included special tax valuation allowances of $23.1 million. Excluding those special items, the effective tax rate for the fourth quarter of 2008 was 23.9%. The 2007 effective tax rate was lower than the adjusted 2008 effective tax rate primarily due to a lower enacted statutory tax rate in Canada, which was adjusted in the fourth quarter of 2007.

CASH FLOWS

Cash generated by operating activities for the three months ended December 31, 2008 was $181.0 million compared to $45.7 million for the same period in 2007. This increase in cash flow from operations was mainly due to the higher net income for 2008, after adjusting for non-cash special items discussed previously, together with working capital adjustments related to the collection of accounts receivable and the draw-down of product inventory.

FISCAL 2008 COMPARED WITH FISCAL 2007

Income Statement

Net income for 2008 was $183.2 million, or $1.53 per basic and $1.39 per diluted common share. After adjusting for 2008 special items totalling $93.1 million ($0.71 per diluted share), 2008 adjusted net income totalled $276.3 million, or $2.31 per basic and $2.10 per diluted common share, compared to $157.3 million for the year ended December 31, 2007, or $1.43 per basic and $1.24 per diluted common share.

Special items included charges taken in the fourth quarter 2008 totalling $93.1 million ($0.71 per diluted common share), which represented the write-down of goodwill of $68.2 million, a change in tax valuation allowances of $23.1 million (related to the realization of tax assets for alternative minimum tax and stock compensation) and a reduction in the after-tax carrying value of finished goods inventories of $1.8 million.

Revenues for the year ended December 31, 2008 were $1,011.4 million, up $97.0 million or 11% from $914.4 million in the year ended December 31, 2007. This increase reflected higher molybdenum sales volume and higher average realized sales prices in 2008. Molybdenum sold from the Corporation's mines in 2008 was 22.3 million pounds, up 14% from 19.5 million pounds sold in 2007. Sales volumes in the current year were higher than 2007 primarily due to increased production levels. The average realized sales price for molybdenum in 2008 was $30.04 per pound compared to $28.77 per pound in 2007. The volume of material toll roasted and processed for third parties was down 30% in 2008 relative to 2007 due to lower demand for these services in the current year.

Operating expenses for the year ended December 31, 2008 were $524.2 million, down $30.3 million or 5% from $554.5 million in the year ended December 31, 2007. The comparative operating expense amount for 2007 included $29.6 million

in non-cash costs related to fair value adjustments arising from the purchase price allocated to inventory on hand at the acquisition of Thompson Creek Metals Corporation USA which were sold in the 2007 period, with no comparable item in the 2008 period. For 2008, operating expenses included a finished goods inventory write-down of $3.0 million ($1.8 million after-tax) as a result of the sharp decline in molybdenum prices during the fourth quarter of 2008. Under Canadian GAAP, inventories are to be recorded at the lower of cost or net realizable value. The remaining increase in the 2008 operating expenses, after adjusting for the various inventory variances for 2007 and 2008, was due to a 7% higher volume of total molybdenum sold in the period, which was partially offset by a lower volume and related cost of third party molybdenum product purchased, processed and resold in fiscal 2008 compared to fiscal 2007.

Cash cost per pound produced decreased to $7.54 per pound produced from $10.03 per pound produced in 2007. The decline in cash cost per pound produced was primarily due to increased production as a result of higher ore grades, recoveries and throughput at the Corporation's mines, which were partially offset by higher labour costs, higher milling costs (due primarily to higher grinding ball costs and freight costs) and higher mining costs (primarily due to increased fuel and consumption costs).

Selling and marketing expenses for the year ended December 31, 2008 were $10.1 million, up 12% from $9.0 million for the year ended December 31, 2007. This increase is primarily due to the higher volume of molybdenum sold in 2008, resulting in higher sales commissions and freight in 2008 compared to 2007.

Depreciation, depletion and amortization expense for the year ended December 31, 2008 was $45.2 million or 6% less than $48.2 million for the year ended December 31, 2007. This decrease was primarily due to the effects of increased mineral reserve estimates established at both of the Corporation's mines in late 2007, which was partially offset by the higher volume of molybdenum sold in 2008 compared to 2007 together with an increase in the deferred stripping amortization in 2008.

At December 31, 2008, management completed its annual impairment test of goodwill and long-lived assets, which resulted in an impairment charge against goodwill of $68.2 million and no impairment charge against its long-lived assets. The goodwill impairment charge did not have any impact on the Corporation's operating cash flows. Refer to "Critical Accounting Estimates – Asset Impairments" for a further discussion.

General and administrative expense for the year ended December 31, 2008 was $24.4 million, compared to $15.9 million for the year ended December 31, 2007. This increase primarily related to higher bonuses paid in the 2008 period compared to the 2007 period, costs incurred for the transition of the corporate finance functions from Vancouver to Denver, increased public company costs related to Sarbanes-Oxley compliance work and higher legal and consulting costs.

Stock-based compensation for the year ended December 31, 2008 was $15.6 million, down $0.7 million from $16.3 million in the year ended December 31, 2007 due primarily to fewer options being granted in 2008 versus 2007 together with the Corporation's lower share price resulting in a decreased cost being assigned to each option awarded in 2008.

Exploration and development expense for the year ended December 31, 2008 was $7.9 million compared to $4.6 million for the year ended December 31, 2007. This increase was primarily the result of the 2008 expenditures under an earn-in agreement on the Mount Emmons underground molybdenum project in Colorado. Additionally, during the fourth quarter of 2008, previously capitalized Davidson property payments of $2.4 million were expensed due to the postponement of any further development until economic conditions improve. The 2008 and 2007 exploration and development expense also included the Corporation's share of drilling activities at the Endako Mine as well as Davidson Project permitting costs. During 2007, the Davidson expenditures included costs related to the feasibility study released earlier in the year.

Interest and finance fees for the year ended December 31, 2008 were $15.1 million, down $27.3 million from $42.4 million for the year ended December 31, 2007. This favourable variance can be attributed to the repayment of the first

lien loan in the second quarter of 2008, which eliminated the interest expense on such facility in the second half of the year. The 2008 amount also included a $4.4 million expense for finance fees related to the early repayment of the first lien credit facility. The 2007 amount included both a one-time prepayment premium of $2.5 million and a $3.5 million expense for finance fees related to the early repayment of the second lien credit facility.

Interest income for the year ended December 31, 2008 was $2.4 million, down $5.4 million from $7.8 million for the year ended December 31, 2007. This decrease was due to significantly lower interest rates during 2008 together with lower average outstanding cash balances during 2008.

Foreign exchange gains for the year ended December 31, 2008 were $24 million compared to a foreign exchange loss of $4.3 million for the year ended December 31, 2007. During the last half of 2008, the US$ strengthened against the Cdn$ which resulted in a foreign exchange gain on US$ cash balances in entities that have the Cdn$ as their measurement currency. Conversely, during 2007 the Cdn$ strengthened against the US$, resulting in a foreign exchange loss in 2007.

Other expense for the year ended December 31, 2008 was $2.1 million compared to other income of $3.0 million for fiscal 2007. During 2008 the expense was primarily related to an unrealized loss on foreign exchange derivative instruments and the income for 2007 was primarily due to an unrealized gain on foreign exchange derivative instruments.

Income and mining taxes for the year ended December 31, 2008 totalled $140.1 million or 43.3% of income before income and mining taxes, compared to $71.0 million or 31.1% of income before income and mining taxes for the year ended December 31, 2007. The write-down of the goodwill in 2008 did not have any tax benefit, which resulted in the high effective tax rate for 2008. Additionally, the 2008 tax valuation allowances of $23.1 million also contributed to the high effective tax rate. Excluding those items, the effective tax rate for 2008 was 29.9%. During 2007, tax expense included $4.5 million of withholding taxes on the cross-border distribution of earnings. Excluding these withholding taxes, the effective tax rate for the 2007 period was 29.1%.

Cash Flows

Cash generated by operating activities for the year ended December 31, 2008 was $417.6 million compared to $182.6 million for the year ended December 31, 2007. This increase in cash flow from operations was mainly due to the higher revenues and related net income for 2008, after adjusting for non-cash special items discussed previously, together with working capital adjustments related to the collection of accounts receivable and the draw-down of product inventory.

Cash used in investing activities for year ended December 31, 2008 was $235.1 million compared to $53.2 million for the year ended December 31, 2007. In January 2008, a $100.0 million payment was made to the former shareholders of Thompson Creek Metals Corporation USA. This payment was in settlement of an acquisition price adjustment recorded in 2007, which became payable based on the market price of molybdenum in 2007. Additionally, in 2008 property, plant and equipment expenditures increased by $86.7 million to $101.3 million due largely to Endako mill expansion costs. Deferred stripping costs at the Thompson Creek Mine decreased by $5.6 million to $28.6 million in 2008 compared to 2007. Stripping activity in 2007 focused on Phase 6 while the 2008 stripping relates to Phase 7.

Cash used by financing activities for the year ended December 31, 2008 was $20.9 million compared to $117.4 million for the year ended December 31, 2007. In 2008, the Corporation completed an equity financing for net proceeds of $218.1 million on the issuance of 10.9 million shares. In addition, stock options were exercised in 2008 generating cash proceeds of $5.8 million. In September 2008, a normal course issuer bid was approved by the Board of Directors. Beginning in October 2008 and through the date of this report, the Corporation repurchased 2.8 million common shares for cancellation at an average price of Cdn$7.41 per share. Approximately 9.5 million additional common shares can be acquired under this normal course issuer bid through September 2009. During 2008, the Corporation also made $262.1 million in principal payments on its long-term debt obligations, including $236.2 million to fully retire

borrowings on the first lien facility, $22.5 million to retire amounts outstanding on its credit facility and $3.4 million on equipment loans. In 2007, the Corporation made debt repayments of $168.2 million, including $16.8 million of principal under its first lien loan, $61.9 million to prepay the second lien credit facility, $87.2 million in principal payments on the credit facility and $2.3 million in principal payments on equipment loans. In addition, during 2007, $50.8 million was raised through the issuance of common shares, including $31.9 million on the private placement of 3,000,000 shares and $18.9 million on the exercise of stock options and warrants.

OPERATIONS REVIEW

Thompson Creek Mine

The Corporation's Thompson Creek Mine and mill are located near Challis, in central Idaho. Mining is done by conventional open pit methods utilizing electric-powered shovels and 200-ton haul trucks. The total property position is approximately 21,000 acres, with all the necessary permits, water, power, easements and rights-of-way in place to allow for 2009 operations. The mill has a capacity of approximately 30,000 tons per day and operates with a crusher, SAG mill, ball mill and flotation circuit.

The table that follows presents a summary of Thompson Creek Mine's operating and financial results for the three months and years ended December 31, 2008 and 2007:

(US$ in millions except per pound amounts – Unaudited)

	Three months ended December 31,		Years ended December 31,	
	2008	2007	2008	2007
Operations				
Mined (000's ore tons)	**2,493**	3,769	**11,860**	7,340
Milled (000's tons)	**2,399**	2,462	**10,063**	8,870
Grade (% molybdenum)	**0.107**	0.047	**0.096**	0.060
Recovery (%)	**91.60**	84.40	**87.40**	82.10
Molybdenum production (000's lb)[1]	**4,824**	1,953	**16,765**	9,269
Cash cost ($/lb produced)[2]	**$ 6.30**	$ 14.48	**$ 7.75**	$ 10.91
Molybdenum sold (000's lb)	**3,849**	1,444	**13,724**	12,064
Realized price ($/lb)	**$ 25.17**	$ 29.47	**$ 30.16**	$ 27.69
Financial[3]				
Molybdenum sales	**$ 96.9**	$ 42.6	**$ 414.0**	$ 334.0
Cost of sales				
Operating expenses	**25.4**	21.9	**109.0**	131.7
Selling and marketing	**1.2**	0.4	**5.1**	4.0
Depreciation, depletion and amortization	**8.4**	3.1	**22.3**	19.6
Accretion	**0.3**	0.4	**1.4**	1.3
	35.3	25.8	**137.8**	156.6
Income from mining and processing	**$ 61.6**	$ 16.8	**$ 276.2**	$ 177.4

1 *Mined production pounds are molybdenum oxide and high performance molybdenum disulfide ("HPM").*

2 *The Thompson Creek Mine cash cost represents the mining, milling, roasting and packaging for molybdenum oxide and HPM produced in the period, including stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulphide and HPM on site, includes an estimated molybdenum loss (oxide to sulphide) and an allocation of roasting and packaging costs from the Langeloth facility. See Non-GAAP Financial Measures on page 40 for additional information.*

3 *Since Thompson Creek only produces molybdenum sulfide and HPM on site, the financial information presented includes actual sales of molybdenum oxide, HPM and upgraded products, together with allocations of cost of sales from the Langeloth facility and Thompson Creek USA, including operating expenses, finished goods inventory adjustments, selling and marketing expenses and depreciation, depletion and amortization from the Langeloth facility.*

The Thompson Creek Mine produced 4.8 million pounds of molybdenum in the fourth quarter of 2008 compared to 2.0 million pounds in the fourth quarter of 2007. During fiscal 2008, Thompson Creek Mine molybdenum production was 16.8 million pounds compared to 9.3 million pounds in the same period in 2007. During the 2008 periods the grade of ore mined was significantly higher than in the prior year periods, averaging 0.107% molybdenum over the 2008 fourth quarter and 0.096% over fiscal 2008. In the comparable 2007 periods, a substantial portion of the production was from lower grade stockpiled material, with the grade averaging 0.047% molybdenum during the 2007 fourth quarter and 0.060% molybdenum in fiscal 2007. Higher recoveries and higher throughput also contributed to the increase in volumes produced. Mill availability was also higher in the 2008 periods compared to the 2007 periods. Milling began operating 7 days a week, from the previous 5 days per week, in late April 2007 thus increasing throughput volumes.

Cash cost per pound produced decreased by 56% to $6.30 per pound for the 2008 fourth quarter from $14.48 per pound for the 2007 quarter. The cash cost per pound produced for the 2008 and 2007 fourth quarter included approximately $8 million and $9 million of mining costs related to stripping, respectively, totalling $1.64 per pound produced and $4.57 per pound produced, respectively, related to future planned production phases. During fiscal 2008, cash costs per pound produced decreased to $7.75 per pound from $10.91 per pound for fiscal 2007. The cash cost per pound produced for fiscal 2008 and 2007 included approximately $28.6 million and $34.2 million of stripping costs, respectively, totalling $1.71 per pound produced and $3.69 per pound produced, respectively, related to future planned production phases. The fiscal 2008 cash cost decline was primarily the result of higher production, which was partially offset by higher labour costs, higher milling costs (due primarily to higher grinding ball costs and freight costs) and higher mining costs (primarily due to increased fuel and consumption costs together with major equipment rebuilds). Cash cost per pound produced are trending down over the last few quarters (Q4 2008 - $6.30; Q3 2008 - $7.38; Q2 2008 - $9.02; Q1 2008 – $8.76) as access to the core of the ore body improved and as ore grade and recoveries from this material continued to increase.

Molybdenum sold from Thompson Creek Mine material for the 2008 fourth quarter was 3.9 million pounds and 13.7 million pounds for fiscal 2008, at an average realized price of $25.17 per pound for the 2008 fourth quarter and $30.16 per pound for fiscal 2008. In the comparable periods of 2007, molybdenum sold was 1.4 million and 12.1 million pounds for the 2007 fourth quarter and fiscal year, respectively, at an average realized price of $29.47 per pound for the quarter and $27.69 for the year.

During the 2008 fourth quarter and fiscal year, sales included delivery against certain forward sales contracts related to Phase 6 production for 0.4 million and 1.8 million pounds, respectively, at an average realized sales price of $14.69 and $17.63 per pound, respectively. During the 2007 fourth quarter and fiscal year, sales included delivery against certain forward sales contracts with fixed-prices for 25,000 pounds and 450,000 pounds, respectively, at an average realized sales price of $28.54 and $27.56 per pound.

Sales volumes in the 2008 fourth quarter were 167% higher than the same quarter in 2007 due to significantly higher production. Sales volumes for fiscal 2008 were 14% higher than fiscal 2007 due to increased production levels in 2008 combined with changes in opening and closing inventory balances for both periods. In 2007, opening inventory was high and was reduced by the end of 2007 resulting in sales significantly in excess of production. Near the end of 2007, the ore processed came primarily from stockpiled materials and, increasingly from Phase 6 ore as waste stripping activity exposed more of the Phase 6 ore throughout the 2007 fourth quarter. The ore processed during the fourth quarter of 2007 had lower grades which limited the available inventory at the beginning of 2008.

Operating expenses in the 2008 fourth quarter and fiscal year were $25.4 million and $109.0 million, respectively, compared to $21.9 million for the fourth quarter of 2007 and $131.7 million for fiscal 2007. The comparative operating expense amount for fiscal 2007 included $29.6 million in non-cash costs related to fair value adjustments arising from the purchase price allocated to inventory on hand at the acquisition of Thompson Creek Metals Corporation USA which

was sold in fiscal 2007, with no comparable item in the current period. Excluding the inventory purchase price adjustment, the increased operating expenses in the 2008 periods compared to the 2007 periods was attributable to the increase in the pounds sold.

Depreciation, depletion and amortization expense for the 2008 fourth quarter and fiscal year were $8.4 million and $22.3 million, respectively, compared to $3.1 million and $19.6 million for the 2007 fourth quarter and fiscal year, respectively. The increase for the 2008 fourth quarter and fiscal year was primarily due to an increase in the deferred stripping amortization in the 2008 periods together with the higher molybdenum sales volumes in the 2008 periods compared to the 2007 periods, which was partially offset by the effects of increased mineral reserve estimates established at the Thompson Creek Mine in late 2007.

Endako Mine

The Corporation has a 75% interest in the Endako open-pit mine, mill and roaster which is located near Fraser Lake, British Columbia. The total property position covers approximately 19,100 acres, with all the necessary permits and ancillary facilities in place to allow current operations. The mill has a capacity of approximately 31,000 tons per day and a 30,900 to 35,300 pound per day multiple-hearth roaster.

The table that follows presents a summary of the Corporation's 75% share of the Endako Mine's operating and financial results for three months and years ended December 31, 2008 and 2007:

(US$ in millions except per pound amounts – Unaudited)

	Three months ended December 31,		Years ended December 31,	
	2008	2007	**2008**	2007
Operations				
Mined (000's ore tons)	**3,260**	1,787	**11,039**	8,266
Milled (000's tons)	**2,127**	1,707	**8,902**	8,109
Grade (% molybdenum)	**0.073**	0.057	**0.070**	0.060
Recovery (%)	**75.39**	68.70	**77.70**	72.70
Molybdenum production (000's lb) [1]	**2,949**	1,490	**9,280**	7,097
Cash costs ($/lb produced) [2]	**$ 5.54**	$ 12.39	**$ 7.15**	$ 8.89
Molybdenum sold (000's lb)	**2,709**	1,707	**8,625**	7,413
Realized price ($/lb)	**$ 14.36**	$ 31.03	**$ 27.15**	$ 28.26
Financial				
Molybdenum sales	**$ 38.9**	$ 53.0	**$ 234.2**	$ 209.5
Cost of sales				
Operating expenses	**16.3**	15.8	**65.0**	62.6
Selling and marketing	**0.7**	0.6	**3.2**	2.5
Depreciation, depletion and amortization	**4.7**	2.9	**16.6**	18.5
Accretion	**0.1**	0.1	**0.4**	0.4
	21.8	19.4	**85.2**	84.0
Income from mining and processing	**$ 17.1**	$ 33.6	**$ 149.0**	$ 125.5

[1] *Mined production pounds are molybdenum oxide.*

[2] *The Endako Mine cash cost represents the mining, milling, roasting and packaging for molybdenum oxide produced in the period. Cash cost excludes: the effect of purchase price adjustments, effects of changes in inventory, and depreciation, depletion, amortization and accretion. See Non-GAAP Financial Measures on page 40 for additional information.*

The Corporation's 75% share of molybdenum production at the Endako Mine increased in the fourth quarter of 2008 to 2.9 million pounds from 1.5 million pounds for the fourth quarter of 2007. For fiscal 2008, the Corporation's share of molybdenum production at the Endako Mine increased to 9.3 million pounds compared to 7.1 million pounds for fiscal 2007. The 2008 mill throughput increased relative to the prior year periods, with the processing of ore that had higher grades and higher recoveries from ore mined in the Denak pit in 2008 compared to ore mined from the Endako pit for 2007. Grades for the fourth quarter of 2008 versus 2007 were 0.073% vs. 0.057% molybdenum and recoveries were 75.39% vs. 68.70%. For fiscal 2008, grades were 0.070% vs. 0.060% molybdenum and recoveries were 77.70% vs. 72.70%.

Cash cost per pound decreased by 55% to $5.54 per pound for the 2008 fourth quarter from $12.39 per pound for the 2007 fourth quarter. During fiscal 2008, cash costs per pound decreased to $7.15 per pound from $8.89 per pound for fiscal 2007. These declines were primarily the result of favourable foreign exchange rates converting Cdn$ costs to US$ costs together with higher production, which was partially offset by higher labor costs, higher milling costs (due primarily to higher consumable costs and higher repairs and maintenance costs in fiscal 2008) and higher mining costs in fiscal 2008 (primarily due to increased fuel and consumption costs).

The Corporation's share of molybdenum sold from Endako Mine for the fourth quarter of 2008 was 2.7 million pounds at an average realized price of $14.36 per pound. In the comparable quarter of 2007, molybdenum sold was 1.7 million pounds at an average realized price of $31.03 per pound. Sales volumes in the fourth quarter of 2008 were higher than the 2007 quarter due to higher production. Over half of the sales volumes in the fourth quarter of 2008 were made late in the quarter at an average realized price of $10.08 per pound.

The Corporation's share of molybdenum sold from Endako Mine for fiscal 2008 was 8.6 million pounds at an average realized price of $27.15 per pound. In fiscal 2007, molybdenum sold was 7.4 million pounds at an average realized price of $28.26. Sales volumes in fiscal 2008 were higher than fiscal 2007 primarily due to increased production volumes.

The Corporation's share of operating expenses in the fourth quarter of 2008 was $16.3 million, or 3% greater than the comparable 2007 quarter. Operating expenses for fiscal 2008 were $65 million, or 4% greater than fiscal 2007. The increased operating expenses in the 2008 periods compared to the 2007 periods can primarily be attributable to the increase in the pounds sold. For fiscal 2008, fuel, consumables and labor costs increased, which were somewhat offset by favourable foreign exchange rates converting the Cdn$ costs to US$ costs.

Depreciation, depletion and amortization expense for the 2008 fourth quarter and fiscal year were $4.7 million and $16.6 million, respectively, compared to $2.9 million and $18.5 million for the 2007 fourth quarter and fiscal year, respectively. The increase for the 2008 fourth quarter was primarily due to the purchase of four new haul trucks. The depreciation, depletion and amortization expense for fiscal 2008 was lower than fiscal 2007 primarily due to increased mineral reserve estimates established in late 2007.

The Endako mill expansion project was approved during the first quarter of 2008 which was designed to increase milling capacity to 55,000 tons per day from the current 31,000 tons per day. Through December 31, 2008, detailed engineering was in progress on the project, with the earthwork and site preparation, the building foundations, the order placement of major mill equipment and the delivery of certain materials and equipment being completed. As discussed previously, due to the slowing demand for molybdenum that resulted in a sudden and sharp decline in molybdenum prices during the fourth quarter of 2008, the Endako mill expansion was postponed until economic conditions improve. Through December 31, 2008, the Corporation's 75% share of Endako expansion capital incurred was $43 million, with the 75% share of the additional capital commitments in 2009 estimated at approximately $22 million.

Langeloth Metallurgical Facility

The Corporation operates the Langeloth Metallurgical Facility located near Pittsburgh, Pennsylvania. Operations at Langeloth include roasting of molybdenum sulfide concentrate into molybdenum oxide, upgrading molybdenum oxide to

pure sublimed oxide, oxide briquettes, ferromolybdenum, as well as the roasting of other metal products. Langeloth also processes molybdenum and certain other metals for other third parties on a tolling, or cost-per-unit processed, basis.

Concentrate produced by the Thompson Creek Mine provides a substantial portion of the feed source for the operations at Langeloth. From time to time, concentrate produced by the Endako Mine also provide a feed source for the operations at Langeloth. In addition, molybdenum product is also tolled for third parties or purchased from third parties for processing at the Langeloth facility. The tolling and purchases are made to improve operating efficiency by increasing capacity utilization at the Langeloth facility.

Operating results for other operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and excludes product volumes and costs related to the roasting and processing of Thompson Creek and Endako Mine concentrate. Langeloth costs associated with roasting and processing of Thompson Creek Mine and Endako Mine concentrate are included in their respective operating results.

The following is a summary of Langeloth's operating results for 2008 and 2007.

(Unaudited)	Three months ended December 31, 2008	Three months ended December 31, 2007	Years ended December 31, 2008	Years ended December 31, 2007
Operations				
Molybdenum sold from purchased product (000's lb)	**1,565**	3,066	**10,681**	11,492
Realized price on molybdenum sold from purchased product ($/lb)	$ **26.03**	$ 31.88	$ **32.21**	$ 30.25
Toll roasted and upgraded molybdenum (000's lb)	**1,281**	2,253	**5,262**	13,070
Roasted metal products processed (000's lb)	**4,892**	8,150	**23,170**	27,698

In the 2008 fourth quarter and fiscal year, 1.6 million pounds and 10.7 million pounds of molybdenum processed from purchased concentrate were sold, down 49% and 7% from the amount sold in the comparative periods in 2007, respectively. Third-party concentrate purchases together with third-party purchased concentrate sales volumes declined in the 2008 periods compared to the prior year periods primarily due to increased production at Thompson Creek Mine. Prices averaged $26.03 per pound in the 2008 fourth quarter, declining $5.85 per pound from $31.88 per pound for the 2007 fourth quarter. For the 2008 fiscal year, prices averaged $32.21 per pound, increasing $0.74 per pound from $30.25 per pound fiscal 2007.

The volume of toll roasted and upgraded molybdenum sold decreased by 43% and 60% in the 2008 fourth quarter and fiscal year to the same periods in 2007. This decrease was due to reduced demand for this service as a result of the worldwide financial crisis and economic downturn during the fourth quarter of 2008 together with additional roasting capacity in the marketplace. In these same periods, the volume of other roasted metal products processed decreased by 40% and 16% for the 2008 quarter and fiscal year, respectively, compared to the same periods in 2007.

Davidson Project

Through the first nine months of 2008, permitting of the project continued, with the completion of a detailed feasibility study in March 2008. The detailed feasibility study indicated a capital cost of Cdn$109.0 million. However, given the sudden downturn in the economy and the sharp decline in molybdenum prices in the fourth quarter of 2008, management made a decision to postpone the development of this project until economic conditions improve. As a result, during the fourth quarter of 2008, previously capitalized Davidson property payments of $2.4 million were expensed. While the environmental application for the Davidson Project has been submitted to the regulatory authorities, this had not yet been approved. Meanwhile, the permitting process is continuing.

Mount Emmons Project

In August 2008, the Corporation signed an option with U.S. Energy ("USE") to acquire up to 75% of an underground molybdenum project in the US in Colorado. The Corporation made a $0.5 million payment to USE upon signing the agreement and under the terms of the agreement, unless the agreement is terminated early, the Corporation will make annual payments of $1 million to USE for a period of six years beginning January 1, 2009 and ending January 1, 2014 ("the Minimum Payments"). The Corporation can earn the right to acquire a 15% interest in the property by spending a total of $15 million on the property, including the Minimum Payments to USE, by June 30, 2011. The Corporation can earn a 50% interest in the property by spending a cumulative total of $50 million on the property by July 31, 2018. If the price of molybdenum drops below $12.50 for twelve consecutive weeks, the agreement contains a force majeure provision which allows a suspension of the required payments under the option agreement (excluding the Minimum Payments to USE) without terminating such agreement. If the Corporation terminates the agreement during the option period, there would be no further obligations under the agreement except that advance or shortfall payments made to that date are forfeited and the Corporation remains obligated to maintain the property in good standing for a period of three months thereafter. Should the Corporation obtain a 50% interest in the property, the Corporation may elect to form a 50/50 joint venture with USE, or may elect to increase its interest in the property to 75% by incurring an additional $350 million in project expenditures, for a cumulative total of $400 million in expenditures and payments. Through December 31, 2008, the Corporation made the minimum required expenditures under the earn-in agreement with USE of approximately $2.5 million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2008, the Corporation had cash and cash equivalents of $258.0 million, up from cash and cash equivalents of $113.7 million at December 31, 2007. The Corporation monitors its positions with, and the credit quality of, the financial institutions with which it invests its cash and cash equivalents. In August 2008, the Corporation adopted an investment policy under which investments are limited to government backed financial instruments, other than balances maintained in various bank operating accounts. As of the date of this report, approximately 90% of the cash and cash equivalents were in cash accounts or investments that were backed by the US and Canadian governments.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As at December 31, 2008 the Corporation had four customers which owed the Corporation more than $5.0 million each and accounted for approximately 43% of all receivables owing, which subsequently were collected in early 2009. There were another two customers having balances greater than $2.0 million but less than $5.0 million that accounted for 10% of total receivables, which also were collected in early 2009. As of the date of this report, the Corporation has not experienced the development of any material delinquencies regarding the collection of its accounts receivable. However, this is an area the Corporation will continue to monitor given the current economic environment.

Operating activities provided cash flow of $417.6 million during the year ended December 31, 2008. The use of funds for investing activities was $235.1 million, which included $129.9 million of capital expenditures and deferred stripping and $100.0 million paid to the former owners of the Thompson Creek Metals Corporation USA in settlement of contingent purchase price consideration based on molybdenum prices in 2007. The use of funds for financing activities included the $258.7 million repayment of the outstanding first lien loan and credit facility incurred for acquisition of Thompson Creek Metals Corporation USA and initial working capital, which primarily was funded through the share issue proceeds of $218.1 million. This share issuance and resulting loan repayment was the most significant factor for 2008 contributing to improved liquidity, eliminating future principal and interest payments.

Given the significant downturn in the economy and the sharp decline in molybdenum prices, the Corporation has significantly reduced 2009 capital expenditures, including the postponement of the mill expansion project at its 75%-owned Endako Mine and the postponement of the development of the Davidson project. For 2009, total capital

expenditures at the Corporation's operating sites are expected to be approximately $60 million, with the Corporation's share of estimated sustaining capital expenditures at both mines and the Langeloth Metallurgical Facility totalling $38 million and the Corporation's 75% share of the estimated Endako mill expansion totalling $22 million.

The line of credit facility which was part of the first lien loan that was repaid was amended and increased from $22.5 million to $35.0 million during the third quarter of 2008. To date, there have not been any borrowings under this amended line of credit facility. At December 31, 2008, the Corporation had $17.3 million in outstanding equipment loans. Management intends to continue to utilize equipment loans during calendar 2009, assuming reasonable credit terms can be obtained.

Cash flows generated from the sale of planned production together with existing cash reserves, the line of credit facility and equipment financings are expected to meet the Corporation's cash requirements for its operations, sustaining capital spending programs, deferred stripping and working capital requirements. In light of the recent uncertainty about the near-term demand and price outlook for molybdenum together with the worldwide economic downturn, the Corporation is positioned to react quickly to further changes in the molybdenum market in order to maintain an adequate level of working capital.

NON-GAAP FINANCIAL MEASURES – CASH COST PER POUND PRODUCED AND REALIZED PRICE PER POUND SOLD

Throughout this MD&A reference is made to cash cost per pound produced. While this is a measure that has been used internally, the Corporation recently clarified the internal definition of the cash cost per pound produced. To date, this key measure has not been included in the Corporation's externally filed reports. All other measures previously disclosed in the Corporation's external reports are being discontinued, including the direct production costs per pound produced and the cash operating expenses per pound sold.

The cash cost per pound produced and the realized price per pound sold are considered key measures by Thompson Creek in evaluating the Corporation's operating performance. Cash cost per pound produced and realized price per pound sold are not measures of financial performance, nor do they have a standardized meaning prescribed by GAAP, and may not be comparable to similar measures presented by other companies. The Corporation's management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate the Corporation's financial performance using the same measures as management and, as a result, the investor is afforded greater transparency in assessing the financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

The cash cost per pound produced represents the mining, milling, roasting and packaging costs for molybdenum oxide and high performance molybdenum disulfide ("HPM") produced in the period, which includes deferred stripping costs. Stripping costs represent the costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation. Stripping costs that provide access to mineral reserves that will be produced in future periods that would not have been accessible without the stripping activity are deferred under GAAP and amortized over the mineral reserves accessed by the stripping activity using the units of production method. The cash cost per pound produced excludes the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide) and an allocation of roasting and packaging costs from the Langeloth facility.

The realized price per pound sold represents the molybdenum sales divided by the pounds sold.

The following tables provide a reconciliation of cash costs and cash cost per pound produced, by mine, and operating expenses included in the Corporation's consolidated statements of income (loss) in the determination of net income:

	Three months ended December 31, 2008				Three months ended December 31, 2007			
	Operating Expenses (in millions)	Pounds Produced [1] (000's lbs)		$/lb	Operating Expenses (in millions)	Pounds Produced [1] (000's lbs)		$/lb
Thompson Creek Mine								
Cash costs[2]	$ 30.4	4,824	$	6.30	$ 28.3	1,953	$	14.48
Less:								
Stripping costs deferred	$ (7.9)		$	(1.64)	$ (8.9)		$	(4.57)
Inventory and other adjustments	$ 2.9				$ 2.5			
	$ 25.4				$ 21.9			
Endako Mine								
Cash costs	$ 16.4	2,949	$	5.54	$ 18.5	1,490	$	12.39
Less:								
Inventory and other adjustments	$ (0.1)				$ (2.7)			
	$ 16.3				$ 15.8			
Other Operations	$ 35.0				$ 101.8			
Consolidated operating expenses	$ 76.7				$ 139.5			
Weighted-average cash cost	$ 46.8	7,773	$	6.01	$ 46.8	3,443	$	13.58

	Year ended December 31, 2008				Year ended December 31, 2007			
	Operating Expenses (in millions)	Pounds Produced [1] (000's lbs)		$/lb	Operating Expenses (in millions)	Pounds Produced [1] (000's lbs)		$/lb
Thompson Creek Mine								
Cash costs[2]	$ 129.9	16,765	$	7.75	$ 101.1	9,269	$	10.91
Less:								
Stripping costs deferred	$ (28.6)		$	(1.71)	$ (34.2)		$	(3.69)
Inventory and roasting adjustments	$ 7.7				$ 64.8			
	$ 109.0				$ 131.7			
Endako Mine								
Cash costs	$ 66.3	9,280	$	7.15	$ 63.1	7,097	$	8.89
Less:								
Inventory and other adjustments	$ (1.3)				$ (0.5)			
	$ 65.0				$ 62.6			
Other Operations	$ 350.2				$ 360.2			
Consolidated operating expenses	$ 524.2				$ 554.5			
Weighted-average cash costs	$ 196.2	26,045	$	7.54	$ 164.2	16,366	$	10.03

[1] *Mined production pounds are molybdenum oxide and high performance molybdenum disulfide ("HPM") from the Corporation's share of the production from the mines; excludes molybdenum processed from purchased product.*

[2] *Cash costs represent the mining, milling, roasting and packaging costs for molybdenum oxide and HPM produced in the period, which includes stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide) and an allocation of roasting and packaging costs from the Langeloth facility.*

RELATED PARTY TRANSACTIONS

The Corporation has a 75% interest in the Endako Mine joint venture. The other participant in the joint venture is a related party as they jointly control significant assets. Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $235.7 million for the year ended December 31, 2008, representing 23.3% of the Corporation's total revenues for 2008 (2007 - $176.1 million and 19.2%). For the year ended December 31, 2008, the Corporation recorded management fee income of $0.8 million (2007 - $0.7 million) and selling and marketing costs of $1.6 million (2007 - $1.4 million) from this group of companies. At December 31, 2008, the Corporation's accounts receivable included $8.9 million owing from this group of companies (2007 - $8.9 million).

COMMITMENTS AND CONTINGENCIES

The Corporation has entered into a fixed rate mining equipment loan ($13.6 million at December 31, 2008) and variable rate equipment loans ($3.7 million at December 31, 2008). The mining equipment is pledged as collateral for the loans. Each of these loans requires regular principal repayments and mature no later than 2013 for the fixed rate loan and not later than 2010 for the variable rate loans. The fixed rate loan bears interest at 5.9% and the variable rate loans bear interest at LIBOR plus 2.0%. As at December 31, 2008, the variable interest rate was 2.4%, with the LIBOR rate being 0.4%.

Maturities of long-term debt obligations are as follows:

Year ending December 31:		Fixed rate equipment loan		Variable rate equipment loans		Total
2009	$	2.5	$	3.1	$	5.6
2010		2.7		0.6		3.3
2011		2.8		–		2.8
2012		3.0		–		3.0
2013		2.6		–		2.6
Thereafter		–		–		–
	$	13.6	$	3.7	$	17.3

On acquisition of Thompson Creek USA, the Corporation acquired a contractual agreement to sell up to 10% of certain production at the Thompson Creek Mine at an amount that may be more or less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at December 31, 2008, the Corporation had recorded a liability of $7.3 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million). As this contractual agreement is satisfied by delivery of product, the liability is being drawn down with an offsetting adjustment to molybdenum sales in the determination of net income. For the year ended December 31, 2008, $2.4 million related to this contract had been realized and included in molybdenum sales.

The Corporation has entered into forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that are different than the prevailing market price. Forward sales contracts in place at December 31, 2008 cover the period 2009 to 2011. At December 31, 2008, the Corporation has committed to sell approximately one million pounds from 2009 through to 2011 at an average price of $19.57 per pound. At December 31, 2008, these contracts had a positive mark-to-market value totalling $4.5 million.

The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation's exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine's operations. The terms of these contracts are less than one year. At December 31, 2008, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$6.0 million at an average rate of US$0.81.

In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Corporation USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at December 31, 2008, the Corporation had commitments to purchase approximately 4.1 million pounds of molybdenum sulfide concentrates in 2009 to be priced at a discount to the market price of molybdenum oxide at the time of purchase.

In August 2008, the Corporation signed an option with USE to acquire up to 75% of a molybdenum property in Colorado. The Corporation made a $0.5 million payment to USE upon signing the agreement and in January 2009, the Corporation made another payment of $1.0 million to USE. Under the terms of the agreement, unless the agreement is terminated early, the Corporation will continue to make annual payments of $1.0 million to USE for the remaining period of five years beginning January 1, 2010 and ending January 1, 2014.

The Corporation maintains an employee severance and retention program for certain individuals. As at December 31, 2008, the Corporation had recorded a liability of $14.5 million related to this program (December 31, 2007 – $10.8 million). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants' salaries. The trust fund assets totaled $14.2 million at December 31, 2008 (December 31, 2007 – $10.0 million) and have been presented as restricted cash, a long-term asset, on the Corporation's consolidated balance sheets. The Corporation recognized an expense of $4.9 million in 2008 (2007 - $3.9 million) for the employee retention and severance program.

In September and December 2008, the Corporation entered into agreements to purchase certain properties in Idaho and Colorado, subject to due diligence, for a total of $5.7 million. A deposit of $0.1 million was made in September 2008 related to one of these purchase agreements. Subsequent to December 31, 2008, these land purchases were finalized and closed, and the Corporation made a final payment of $5.6 million, of which $4.6 million was paid in cash and the remaining $1.0 million was paid with a promissory note. The promissory note bears interest at a fixed interest rate of 6%, and is due in equal payments over a five year period, with the first payment due in January 2010.

FINANCIAL RISKS AND UNCERTAINTIES

Commodity Prices and Foreign Currency

The Corporation's earnings and cash flows are affected significantly by the market price of molybdenum. The recessionary economic conditions in the US have reduced demand for molybdenum. The Corporation's two largest molybdenum customer industries, the steel and chemical industries, have reduced their purchase volumes due to the impact of the recession on their businesses. The reduced demand for molybdenum has also resulted in significantly decreased molybdenum prices. The price of molybdenum averaged approximately $33 per pound for the first nine months of 2008 and declined to $8.75 per pound in November 2008 (based on the average weekly Platts Metals Week published molybdenum oxide price). For the two months ended February 28, 2009, the average Platts Metals Week published molybdenum oxide price was $9.18 per pound.

In order for the Corporation to maintain or increase profitability, the Corporation must maintain or increase revenues and improve cash flows and continue to control operational and selling, general and administrative expenses. Continuation or worsening of the current economic conditions, a prolonged global, national or regional economic recession or other events that could produce major changes in demand patterns could have a material adverse effect on our sales, margins and profitability. If the market prices for molybdenum fall below the Corporation's production costs for a sustained period of time, the Corporation will have to further revise operating plans, including further

curtailing production, reducing operating costs and capital expenditures and postponing certain exploration and development programs. The Corporation may be unable to decrease its costs in an amount sufficient to offset reductions in revenues, and may incur losses. If the Corporation is unable to maintain its revenues and control costs in these difficult economic times, the Corporation's financial condition, results of operations, cash flows, competitive position and trading prices of the Corporation's common stock could be materially adversely affected.

Substantially all of the Company's revenues and a significant portion of the Company's costs are denominated in US dollars, with the exception of the Endako joint venture's operating costs being denominated in Canadian dollars. The Company has entered into and continues to enter into agreements to fix the exchange rate between the US dollar and the Canadian dollar for a portion of these costs. The Company does not consider these agreements to be accounting hedges.

Financial and Capital Markets

The widely reported domestic and global recession, the associated low molybdenum prices, and the levels of disruption and continuing illiquidity in the credit markets have had an adverse effect on the Corporation's operating results and financial condition, and such adverse effects could continue or worsen. Disruptions in the credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies. If the Corporation cannot increase its estimated reserves and keep key personnel, it will be unable to raise additional financing. If future financing is not available to the Corporation when required, as a result of limited access to the credit markets or otherwise, or is not available on acceptable terms, the Corporation may be unable to invest needed capital for the Corporation's development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could have an adverse effect on the Corporation's operating results and financial condition.

Changes to the market price of molybdenum and assumptions concerning future operating expenses may make capital more costly or unavailable to the Corporation.

Mineral Reserves and Resources

Mineral reserves and resources are estimates and no assurance can be given that the anticipated tons and grades will be achieved or that the expected level of recovery will be realized. The ore grade recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed molybdenum prices and operating costs. Changes in mine operating and processing costs, changes in ore grade and decline in the market price of molybdenum may render some or all of the mineral reserves uneconomic.

Reclamation, Mine Closure and Environmental

The Corporation's operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner that will likely lead to stricter standards and enforcement, increased fines and penalties for non-compliance and more stringent environmental assessments of proposed projects. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

As of December 31, 2008, the Corporation had provided the appropriate regulatory authorities in the US and Canada with $27.5 million in reclamation financial assurance for mine closure obligations. Of this amount, $26.9 million represents cash recorded on the balance sheet as reclamation deposits.

The Corporation purchased a Mine Reclamation Costs Policy, effective July 31, 2002 through July 31, 2022 ("the Policy"), from American International Surplus Lines Insurance Company ("AISL"), an AIG Commercial Insurance Group, Inc. subsidiary. The Policy secures the Corporation's future reclamation obligations at the Thompson Creek Mine, and was uniquely tailored to cover the requirements of the regulatory authorities and the Corporation's anticipated reclamation cost exposures. The Policy provides the Corporation with an aggregate limit of $35 million for such

reclamation costs at the mine. The insurance component provides coverage for increases in reclamation costs due to changes in regulatory requirements and cost increases. AISL also provides reclamation bonds to the regulatory authorities for the Thompson Creek Mine totalling $22.6 million.

As of July 30, 2007, the Policy was "paid up" in full. No further payments are required under the Policy for the insurance component. The terms of the Policy further provide that National Union Fire Insurance Company of Pittsburgh ("National Union"), also an AIG Commercial Insurance Group, Inc. subsidiary, becomes the primary insurer in the event of non-performance of AISL's insurance obligations. According to a senior representative of AIG Commercial Insurance Group, Inc. ("Senior Representative") and documents subsequently provided to the Corporation's insurance agency by the Senior Representative, AIG Commercial Insurance Group, Inc. is independent of financial control by its troubled parent, AIG Insurance Company. Both subsidiaries, AISL and National Union, are regulated by state regulatory authorities in Illinois (AISL) and Pennsylvania (National Union).

The Senior Representative further reported that at the end of calendar 2008, the sixteen AIG Commercial Insurance Group, Inc. state statutory companies (which include AISL and National Union) had assets in excess of $70 billion, and a $27 billion policyholder surplus kept in "pooled funds." The Senior Representative stated that the policyholder surplus acts like a "safety net" to further secure the obligations of each one of the sixteen state statutory companies.

As required by the Policy, the Corporation funded a commutation account ("Commutation Account"). As of December 31, 2008, the accumulated Commutation Account balance was $21.8 million. The Corporation was advised by the Senior Representative that the payments made into the Commutation Account were not segregated, but were maintained in "pooled funds" for use by AISL and other AIG Commercial Insurance Group companies as they were "premiums" according to the Policy. The Corporation may elect at any time to withdraw its funds from the Commutation Account, subject to certain conditions, including the possible loss of the insurance component. This may result in increased costs to the Corporation under a replacement program.

The Corporation is currently assessing the insolvency risk of these insurers, as well as the benefits and risks associated with the reclamation bonds, Commutation Account, and insurance components of the Policy. The Corporation may elect to commute the Policy depending on the financial condition of these insurance companies, the value of the AISL/National Union policy coverage and replacement costs for alternative financial assurance. Other factors will include market conditions and the availability of comparable alternative surety or insurance vehicles satisfactory to regulatory authorities. Another option being studied is the issuance of letters of credit under the Corporation's line of credit facility, but this would reduce the Corporation's available liquidity under this credit facility by the amount of such letters of credit. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of the Corporation's operations. There can be no assurance the choice of one or more of the foregoing options will not result in a material adverse effect on the Corporation's operating results and financial condition.

Mineral ores and mineral products, including molybdenum products, contain naturally occurring impurities and toxic substances. Although the Corporation has implemented procedures that are designed to identify, isolate and safely remove or reduce such impurities and substances, such procedures require strict adherence and no assurance can be given that employees, contractors or others will not be exposed to or affected by such impurities and toxic substances, which may result in future liabilities to the Corporation. An additional risk to the operation of the Thompson Creek Mine, the Endako Mine, and the Langeloth metallurgical facility is that standard operating procedures may not identify, isolate and safely remove or reduce such substances. The Corporation is aware that both careful monitoring and effective control are paramount but there is still a risk that the presence of impurities or toxic substances in the Corporation's product may result in such products being rejected by the Corporation's customers or penalties being imposed due to such impurities. Such incidents could require remedial action and could result in the suspension or curtailment of the Corporation's operations.

Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact the Corporation's operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and incremental operating costs could negatively affect the Corporation's financial results.

CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting assumptions affect the consolidated financial statements materially and require a significant level of judgement by management. There is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Asset Impairments

On October 26, 2006, the Corporation acquired Thompson Creek USA ("Thompson Creek USA"), a private Corporation with producing molybdenum mines and processing facilities in Canada and the US. This acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. As the purchase price exceeded the fair value of the net identifiable assets acquired, the Corporation recorded goodwill of $121.6 million on this transaction. This goodwill was allocated to two reporting units, US Operations ($80.0 million) and Canadian Operations ($41.6 million).

The Corporation performs an impairment analysis on an annual basis or more often when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. The Corporation evaluated its long-lived assets and goodwill for impairment as of December 31, 2008 using a net recoverable amount (undiscounted net cash flow) approach and a fair-value based approach, respectively. The current economic environment, the significant declines in molybdenum prices and the decline in the Corporation's stock price were considered as impairment indicators for the purposes of these impairment assessments.

In evaluating the Corporation's long-lived assets for recoverability, the pre-tax undiscounted future cash flows of the individual mining operations were used to perform the test. In evaluating goodwill for impairment, estimates of after-tax discounted future cash flows of the individual operations were used to estimate the fair value. The estimated cash flows used to assess recoverability of the Corporation's long-lived assets and goodwill were derived from current life-of-mine plans using assumptions regarding near and long-term molybdenum price forecasts; commodity based and other operating cost forecasts; sustaining capital expenditures; proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves; and the use of appropriate current escalation and discount rates. Projected long-term average molybdenum prices and discount rates represented the most significant assumptions used in the cash flow estimates. The Corporation has assumed a long-term molybdenum price of between $11 and $12 per pound in its goodwill assessment. Although the Corporation believes these pricing estimates are reasonable, such estimates are subject to significant uncertainties and judgments. If the Corporation's estimate of long-term pricing was to change, additional goodwill impairment charges may be required in future periods. Such charges could be material.

Goodwill was assessed for impairment using a two-step approach. The first step compared the fair value of the reporting unit to its carrying value. The Corporation performed this test and determined that the fair value of both reporting units were less than their respective carrying values (including the goodwill), which required the Corporation to perform the second step test. This step compared the fair value of each reporting unit's goodwill to its carrying amount. The Corporation determined that the fair value of goodwill of both of its reporting units was less than the

respective carrying amount, which required the Corporation to recognize an impairment of goodwill for both US operations ($33.0 million) and Canadian operations ($35.2 million), or a total impairment charge of $68.2 million. The goodwill impairment charge did not have an impact on the Corporation's operating cash flows. The Corporation's impairment evaluation of long-lived assets, other than goodwill, did not result in the identification of an impairment of the long-lived assets.

Determining the fair value requires a number of judgments about assumptions and estimates that are highly subjective that are based on various inputs or assumptions. The actual results may differ from these assumptions and estimates and it is possible that such differences could have a material impact on the Corporation's financial statements.

Mineral Reserves and Depreciation, Depletion and Amortization

Property, plant and equipment are recorded at cost. Fixed plant and machinery are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be produced from estimated proven and probable mineral reserves. Facilities, mobile and other equipment are depreciated on either a declining-balance basis or a straight-line basis over the shorter of their estimated useful life and the life of the mine. Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of the asset or result in an operating improvement. In these instances, the portion of the repairs related to the betterment are capitalized as part of plant and equipment and amortized over the period benefited by the repair.

The estimate that most significantly affects the unit-of-production rate is the quantity of proven and probable molybdenum mineral reserves. The estimation of the extent of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimate of long term molybdenum prices and future costs. This data could change over time as a result of numerous factors including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Significant judgment is involved in the reserve estimates and actual results may differ significantly from current assumptions.

Asset Retirement Obligations

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Corporation will incur to complete the work required to comply with existing laws and regulation at each mining operation. Actual costs may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

Income and Mining Taxes

In preparing the consolidated financial statements, the Corporation estimates the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, the Corporation considers estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If the Corporation determines that all or a portion of the deferred tax assets will not be realized, a valuation allowance will be increased with a charge to income tax expense. Conversely, if the Corporations makes a determination that it ultimately will be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

At December 31, 2008, tax valuation allowances totalled $75.8 million and covered the Corporation's US foreign and alternative minimum tax credit carry forwards and all of the Canadian capital and non-capital tax loss carry forwards.

The determination of the Corporation's tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Corporation is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Corporation provides for such differences where known based on management's best estimate of the probable outcome of these matters.

ACCOUNTING CHANGES

a) Financial Instruments and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants ("CICA") handbook Section 3862, "Financial Instruments – Disclosure", Section 3863, "Financial Instruments – Presentation", and Section 1535, "Capital Disclosures".

Section 3862, "Financial Instruments – Disclosure" and Section 3863, "Financial Instruments – Presentation", replace existing Section 3861, "Financial Instruments – Disclosure and Presentation". The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, "Capital Disclosures" requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company's financial statements, however, it did result in expanded note disclosure.

b) Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, "Inventories". This new standard replaced the existing Section 3030 "Inventories" and provides more prescriptive guidance on the measurement and disclosure of inventory. Key requirements of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. During 2008, a product inventory write-down of $3.0 million to net realizable value was recognized in accordance with this new policy.

ACCOUNTING POLICY DEVELOPMENTS

a) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements

relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. The Corporation does not expect that the adoption of this standard will have any effect on its consolidated financial statements.

b) Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants and compensation arrangements.

Therefore during the fourth quarter of 2008, the Corporation commenced the scoping and planning phase of its changeover plan. The Corporation has designated the appropriate resources to the project to develop an effective plan (including the appointment of a project manager, the assignment of operating site personnel to the project and the formation of a steering committee to oversee the project) and will continue to assess resource and training requirements as the project progresses. The Corporation has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation.

The scoping and planning phase involves establishing a project management effort, mobilizing organizational support for the conversion plan, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The detailed assessment phase will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, identification of business processes and resources impacted. The operations implementation phase includes the preparation of draft financial statements and design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010. Ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures will continue. Post implementation will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. Due to the change in the IFRS environment over the next two years, all accounting policy decisions will be subject to change until December 31, 2010, at which time the Corporation will prepare more complete disclosure of the implementation of IFRS exceptions and exemptions, as well as the impact of IFRS on the Corporation's financial statements.

At January 31, 2009, the Corporation had substantially completed the scoping and planning phase. Through the scoping and planning phase, the Corporation's initial assessment of high impact areas of potential differences follows:

Reclamation liabilities

The Corporation's future obligations to retire an asset including site closure, dismantling, remediation and ongoing treatment and monitoring are currently recorded as a liability at fair value at the time incurred. The fair value determination is based on estimated future cash flows, the current credit adjusted risk-free discount rate and an estimated inflation factor. The value of asset retirement obligations is evaluated on an annual basis or as new information becomes available on the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. These changes in value are recorded in the period in which they are identified and when costs can be reasonably quantified, and are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life. Differences under IFRS include:

- IFRS defines site restoration and environmental provisions as legal or constructive obligations; Canadian GAAP limits the definition to legal obligations.

- IFRS requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.
- Accretion expense is recorded as a finance cost under IFRS rather than as an element of operating cost.

Joint ventures

The Corporation proportionately consolidated the Endako operating mine as an unincorporated joint venture in which the Corporation has a 75% interest. Differences under IFRS include:

- Current IFRS guidance permits a choice of either proportionate consolidation or equity accounting for joint ventures, whereas Canadian GAAP requires proportionate consolidation.
- In a recent exposure draft, the IASB has proposed the removal of proportionate consolidation.

Business combinations

During 2006, the Corporation completed the acquisition of Thompson Creek USA. Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and assigned to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the carrying value of assets and liabilities in the reporting unit. Goodwill is not amortized. Under IFRS:

- IFRS 1 provides the option to not apply the IFRS business combinations standard on a retrospective basis.
- A new business combinations standard IFRS 3(R) will be applicable prior to transition, and will significantly change accounting for acquisitions including the following:
  - Transaction costs will be expensed as incurred.
  - Assets and liabilities will be recorded at full fair value, rather than at the value of the consideration paid.
  - In step acquisitions, the assets and liabilities owned prior to the acquisition of majority interest are re-valued at the date of acquisition.

Impairment (long-lived assets, intangibles and goodwill)

In evaluating the Corporation's long-lived assets for recoverability, the pre-tax undiscounted future cash flows of the individual mining operations are used to perform the test. Goodwill is assessed for impairment using a two-step approach. The first step compares the fair value of the reporting unit to its carrying value. Estimates of after-tax discounted future cash flows of the individual operations are used to estimate the fair value. If the fair value of the reporting unit is less than their respective carrying values, a second step test is applied. The second step compares the fair value of each reporting unit's goodwill to its carrying amount.

- IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).
- IFRS requires reversal of impairment losses (excluding goodwill) where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.
- Impairment testing should be performed at the asset level for long-lived assets and intangible assets. Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit ("CGU").

- Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

Property, plant and equipment ("PPE")

The Corporation's property, plant and equipment are recorded at cost.

- IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.
- IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives. Significant components will be depreciated based on their individual useful lives.

Foreign currency translation

The Corporation's interest in the Endako Mine is accounted for as a self-sustaining operation. The Endako Mine's measurement currency is the Canadian dollar. The Endako Mine's assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenues and expenditures are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in the consolidated statements as other comprehensive income in the cumulative translation account.

- IFRS 1 allows companies to reset their existing cumulative translation account balance to zero at the date of transition.
- IFRS uses a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations.

Financial Instruments

The Corporation enters into various arrangements such as interest rate protection agreements, foreign currency forward contracts, and molybdenum purchase and sale contracts. The Corporation does not consider any of these arrangements as hedging relationships, nor does it designate these contracts as "normal sales and purchase contracts".

Financial and derivative instruments, including embedded derivatives, are recorded at fair values on the Corporation's balance sheet, with gains and losses in each period included in other comprehensive income or net income. Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the balance sheet date.

- IFRS does not provide specific transitional rules for embedded derivatives.
- IFRS has a different derivative definition as compared to existing Canadian GAAP. This difference may have a significant impact on the number of recognized embedded derivatives.

OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding at March 19, 2009 were:

Security	Expiry Dates	Exercise Price (Cdn$)	Common Shares on Exercise (000's)
Common shares			122,253
Warrants	October 23, 2011	$ 9.00	24,505
Share options	August 11, 2010 to November 6, 2013	$0.60 to $23.93	8,788
			155,546

CONTROLS AND PROCEDURES

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, the Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). The Corporation's internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109, management has conducted an evaluation of the Corporation's internal control over financial reporting. The evaluation is based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation's annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness in the Corporation's internal control over financial reporting:

> As at December 31, 2008, the Corporation did not maintain effective control over the period end financial reporting process. Specifically, the Corporation did not perform a timely and rigorous review over the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes. This control deficiency resulted in a material audit adjustment to goodwill and related disclosures in the Corporation's consolidated financial statements for the year ended December 31, 2008. Unless remediated, this control deficiency could result in a material misstatement to goodwill and the US GAAP reconciliation note disclosure that would result in a material misstatement of the Corporation's consolidated financial statements that would not be prevented or detected.

Because of the material weakness, management has concluded that the Corporation's internal control over financial reporting was not effective as at December 31, 2008.

Remediation Plan

The Corporation's management continues to enhance the effectiveness of controls related to its period end financial reporting process, including improvements to remediate the material weaknesses that existed as of December 31, 2008. Management has the following remediation plans in progress:

- enhance controls around the timing and level of review of complex GAAP transactions, including preparation and review of the US GAAP reconciliations and goodwill impairment analysis;
- implement a financial consolidation system, which through this automation will allow for more time to analyze and review complex GAAP transactions; and
- implement, communicate, and train the sites regarding standardized policies and procedures around the Corporation's financial closing and reporting of financial results which includes complex GAAP transactions requiring significant accounting judgment.

These programs, as enhanced, are designed to reduce, although it may not eliminate, the risk of a material misstatement to a reasonable level.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled "Risk Factors" in Thompson Creek's current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this MD&A and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Thompson Creek Metals Company Inc. have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. Certain comparative amounts have been reclassified to conform to the presentation adopted for 2008.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems. The Board's review is accomplished principally through the Audit Committee, which is comprised of non-executive directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of that annual audit and to review the financial statements and the related internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Management's Report on Internal Control over Financial Reporting

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, the Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). The Corporation's internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109, management has conducted an evaluation of the Corporation's internal control over financial reporting. The evaluation is based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation's annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness in the Corporation's internal control over financial reporting.

As at December 31, 2008, the Corporation did not maintain effective control over the period end financial reporting process. Specifically, the Corporation did not perform a timely and rigorous review over the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes. This control deficiency resulted in a material audit adjustment to goodwill and related disclosures in the Corporation's consolidated financial statements for the year ended December 31, 2008. Unless remediated, this control deficiency could result in a material misstatement to goodwill and the US GAAP reconciliation note disclosure that would result in a material misstatement of the Corporation's consolidated financial statements that would not be prevented or detected.

Because of the material weakness, management has concluded that the Corporation's internal control over financial reporting was not effective as at December 31, 2008.

The effectiveness of our internal controls over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, who have expressed their opinion in their report included with our annual consolidated financial statements.

Kevin Loughrey
Chairman and
Chief Executive Officer

Pamela L. Saxton
Vice President Finance and
Chief Financial Officer

March 19, 2009

Independent Auditors' Report

To the Shareholders of Thompson Creek Metals Company Inc.,

We have completed an integrated audit of Thompson Creek Metals Company Inc.'s 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Thompson Creek Metals Company Inc. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of income, shareholder's equity, comprehensive income, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's financial statements as at December 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company's financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Thompson Creek Metals Company Inc.'s internal control over financial reporting as at December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design

and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2008, a material weakness in the period end financial reporting process was identified, specifically in the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes, as described in the accompanying Management's Report on Internal Control over Financial Reporting

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

March 19, 2009

Consolidated Balance Sheets

Thompson Creek Metals Company Inc.
December 31,
(US dollars in millions)

	Note	2008	2007
Assets			
Current assets			
Cash and cash equivalents		$ 258.0	$ 113.7
Accounts receivable	8	55.0	84.1
Product inventory	5	57.1	131.3
Material and supplies inventory		36.2	32.9
Prepaid expense and other current assets		6.3	4.6
Income and mining taxes recoverable	18	1.4	13.4
		414.0	380.0
Other assets	8	3.0	2.4
Restricted cash	10	14.2	10.0
Reclamation deposits	11	26.9	26.8
Property, plant and equipment	6	594.1	566.8
Goodwill	4, 7	47.0	123.7
		$ 1,099.2	$ 1,109.7
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	8	$ 36.5	$ 60.4
Acquisition cost payable	4	–	100.0
Income and mining taxes payable	18	7.5	–
Current portion of long-term debt	9	5.6	67.2
Future income and mining taxes	18	8.1	6.4
		57.7	234.0
Long-term debt	9	11.7	170.2
Other liabilities	8, 10	21.8	30.0
Asset retirement obligations	11	23.3	26.4
Future income and mining taxes	18	167.2	161.5
		281.7	622.1
Shareholders' Equity			
Common shares	13	484.1	268.1
Common share warrants	13	35.0	35.0
Contributed surplus		40.4	26.5
Retained earnings		304.3	129.8
Accumulated other comprehensive (loss) income		(46.3)	28.2
		817.5	487.6
		$ 1,099.2	$ 1,109.7
Commitments and contingencies	15		
Subsequent events	26		

Approved on behalf of the Board:

Kevin Loughrey
Director

Denis Arsenault
Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Thompson Creek Metals Company Inc.
Years Ended December 31,
(US dollars in millions)

	Note	2008	2007
Revenues			
Molybdenum sales		$ 992.2	$ 891.1
Tolling and calcining		19.2	23.3
		1,011.4	914.4
Cost of sales			
Operating expenses		524.2	554.5
Selling and marketing		10.1	9.0
Depreciation, depletion and amortization		45.2	48.2
Accretion		1.7	1.7
		581.2	613.4
Income from mining and processing		430.2	301.0
Other (income) expenses			
Goodwill impairment		68.2	–
General and administrative		24.4	15.9
Stock-based compensation	14	15.6	16.3
Exploration and development	16	7.9	4.6
(Gain) loss on foreign exchange		(24.0)	4.3
Interest and finance fees	9	15.1	42.4
Interest income		(2.4)	(7.8)
Other	17	2.1	(3.0)
		106.9	72.7
Income before income and mining taxes		323.3	228.3
Income and mining taxes			
Current	18	112.7	103.1
Future	18	27.4	(32.1)
		140.1	71.0
Net income		$ 183.2	$ 157.3
Net income per share	19		
Basic		$ 1.53	$ 1.43
Diluted		$ 1.39	$ 1.24

Consolidated Statements of Comprehensive Income

Thompson Creek Metals Company Inc.
Years Ended December 31,
(US dollars in thousands)

	2008	2007
Net income	$ 183.2	$ 157.3
Foreign currency translation adjustments	(74.5)	37.8
Comprehensive income	$ 108.7	$ 195.1

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Thompson Creek Metals Company Inc.
Years Ended December 31,
(US dollars in millions)

	Note	2008	2007
Operating Activities			
Net income		$ 183.2	$ 157.3
Items not affecting cash:			
Goodwill impairment		68.2	–
Depreciation, depletion and amortization		45.2	48.2
Accretion		1.7	1.7
Accretion of finance fees		5.4	7.8
Stock-based compensation		15.6	16.3
Future income and mining taxes (recoverable)		27.4	(32.1)
Unrealized (gain) loss on derivative instruments		(13.1)	4.8
Gain on sales contracts		(2.3)	–
Change in non-cash working capital	21	86.3	(21.5)
Cash generated by operating activities		417.6	182.5
Investing Activities			
Property, plant and equipment		(101.3)	(14.6)
Deferred stripping costs		(28.6)	(34.2)
Acquisition cost		(100.0)	–
Restricted cash		(4.2)	(1.6)
Reclamation deposit		(1.0)	(2.8)
Cash used in investing activities		(235.1)	(53.2)
Financing Activities			
Proceeds from issuance of common shares, net of issue costs		223.9	50.8
Repurchase of common shares		(19.2)	–
Repayment of long-term debt		(262.1)	(168.2)
Proceeds from issuance of long-term debt		36.5	–
Cash used in financing activities		(20.9)	(117.4)
Effect of exchange rate changes on cash		(17.3)	3.7
Increase in cash and cash equivalents		144.3	15.6
Cash and cash equivalents, beginning of year		113.7	98.1
Cash and cash equivalents, end of year		$ 258.0	$ 113.7
Supplementary cash flow information	21		

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Thompson Creek Metals Company Inc.
Years Ended December 31,
(US dollars in millions)

		2008		2007
Common Shares				
Balance, beginning of year	$	268.1	$	210.9
Proceeds from equity issue		230.3		31.9
Repurchases of shares		(10.6)		–
Proceeds from exercise of stock options		5.8		15.3
Transferred from contributed surplus on exercise of options		2.7		6.9
Proceeds from exercise of warrants		–		3.6
Transferred from warrants on exercise of warrants		–		0.4
Issue costs		(12.2)		(0.9)
Balance, end of year	$	484.1	$	268.1
Common Share Warrants				
Balance, beginning of year	$	35.0	$	35.4
Transferred to common shares on exercise of warrants		–		(0.4)
Balance, end of year	$	35.0	$	35.0
Contributed Surplus				
Balance, beginning of year	$	26.5	$	15.0
Fair value of employee stock options		15.6		16.3
Transferred to common shares on exercise of options		(2.7)		(6.9)
Stock-based compensation tax adjustment		0.9		2.1
Repurchase of shares		0.1		–
Balance, end of year	$	40.4	$	26.5
Retained Earnings (Deficit)				
Balance, beginning of year	$	129.7	$	(27.5)
Share repurchase in excess of carrying amount		(8.6)		–
Net income		183.2		157.3
Balance, end of year	$	304.3	$	129.8
Accumulated Other Comprehensive (Loss) Income				
Balance, beginning of year	$	28.2	$	(9.6)
Foreign currency translation adjustments		(74.5)		37.8
Balance, end of year	$	(46.3)	$	28.2
Shareholders' Equity, end of year	$	817.5	$	487.6

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Thompson Creek Metals Company Inc.
Years Ended December 31, 2008 and 2007
(US dollars in millions, except per share amounts)

1. DESCRIPTION OF BUSINESS

Thompson Creek Metals Company Inc. is a Canadian molybdenum mining corporation with vertically integrated mining, milling, processing and marketing operations in Canada and the United States ("US"). The US operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Roasting Facility in Pennsylvania, as well as all roasting and sales of third party purchased material. The Canadian operations consist of a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture ("Endako Mine") (mine, mill and roaster) in British Columbia. In addition, the Corporation has two high-grade underground molybdenum development projects, the 100% owned Davidson molybdenum property ("Davidson Project"), located in British Columbia, and an option to acquire up to 75% of the Mount Emmons molybdenum property, located in Colorado.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Preparation

The accompanying consolidated financial statements have been prepared according to Canadian generally accepted accounting principles ("Canadian GAAP"). All financial figures are presented in US dollars unless otherwise stated. Material measurement differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP") are described in Note 25.

b) Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:

Thompson Creek Metals Company USA
Langeloth Metallurgical Company LLC
Thompson Creek Mining Co.
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
Mt. Emmons Moly Company

These consolidated financial statements also include the Corporation's pro rata share of its 75% joint venture interest in the Endako Mine.

All intercompany accounts and transactions have been eliminated on consolidation.

c) Currency Translation

The measurement currency of the Corporation and its US operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at exchange rates in effect at the balance sheet date with resulting gains or losses being reported in other income or expense in the computation of net income. Other non-monetary assets and liabilities are translated at historic rates. Revenues, expenses and cash flows completed in foreign currencies are translated into US dollars at average exchange rates, except for depreciation, depletion and amortization which is recorded at historical rates.

The Corporation's interest in the Endako Mine is accounted for as a self-sustaining operation. The Endako Mine's measurement currency is the Canadian dollar. The Endako Mine's assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenues and expenditures are translated at average exchange

rates. Differences arising from these foreign currency translations are recorded in the consolidated statements as other comprehensive income.

d) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. As the estimation process is inherently uncertain, actual future outcomes could differ from current estimates and assumptions, potentially having material effects on future financial statements.

e) Cash and Cash Equivalents

Cash is comprised of cash deposits held at banks. Cash equivalents are financial instruments issued or guaranteed by major financial institutions and governments that have an original maturity date of less than 90 days. Cash equivalents are considered financial instruments and have been designated as "available for sale" and have been recorded at fair value.

f) Accounts Receivable

Accounts receivable are carried at the lower of amortized cost or net realizable value. Accounts receivable are written off as they are determined to be uncollectible.

g) Inventories

Product inventories are carried at the lower of cost or net realizable value. Cost is comprised of production costs for ore produced and processed from the Corporation's mines and amounts paid for molybdenum concentrate purchased from third parties. Production costs include the costs of materials, costs of processing and roasting, direct labor, stock-based compensation, mine site and processing facility overhead costs and depreciation, depletion and amortization. Stripping costs are included in the cost of inventory produced unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized. The Corporation uses the first-in, first-out cost method for production and sales of product inventory.

Materials and supplies inventories are carried at the lower of cost or net realizable value.

h) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Fixed plant and machinery are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be produced from estimated proven and probable mineral reserves. Facilities, mobile and other equipment are depreciated on either a declining-balance basis or a straight-line basis over the shorter of their estimated useful life and the life of the mine. Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of the asset or result in an operating improvement. In these instances, the repairs related to the betterment are capitalized as part of plant and equipment and amortized over the period benefited by the repair.

The Corporation capitalizes the costs to acquire mineral properties. On acquisition of a mineral property, the Corporation estimates the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and records these amounts as assets at the date of acquisition. Mineral properties in production are amortized over the life of the mine using the units-of-production method based on recoverable pounds to be mined from estimated proven and probable mineral reserves. The cost assigned to value beyond proven and probable mineral reserves is not amortized. However, as new information is gained or economics change, mineral reserves may be converted into proven and probable mineral reserves at which time the capitalized costs associated with mineral reserves are reclassified as costs subject to amortization.

Exploration costs are expensed as incurred. When it is determined that a mineral property can be economically developed and proven and probable mineral reserves have been established, costs incurred to develop the property

are capitalized as incurred until the assets are brought into operational use. Prior to the initial establishment of proven and probable mineral reserves, development costs are expensed as incurred.

Expenditures incurred for stripping activity that is considered to represent a betterment to a mineral property are capitalized and amortized over the mineral reserves that directly benefit from the specific stripping activity. Betterment occurs when the stripping activity increases future output of the mine by providing additional sources of mineral reserves.

The Corporation reviews and evaluates the carrying value of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may be impaired. These tests compare expected undiscounted future cash flows from these assets to their carrying value. When indicators of impairment are determined to exist, carrying values are written down to their estimated fair values.

Management estimates of mineral prices, recoverable reserves, and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management's estimate of the net cash flow to be generated from the Corporation's projects.

i) Reclamation Deposits

The Corporation maintains cash deposits that are restricted to the funding of reclamation costs. Cash deposits are required under a reclamation insurance policy that the Corporation has purchased for the Thompson Creek Mine. For the Endako Mine, the Corporation has placed cash on deposit to fund future reclamation costs anticipated under a reclamation plan approved by the Province of British Columbia. The Corporation has also placed cash on deposit for the Davidson Project. Reclamation deposits are designated as available-for-sale, are recorded at fair value, and are classified as a non-current asset.

j) Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and assigned to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the carrying value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Corporation evaluates the carrying amount of goodwill for impairment on an annual basis or when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying value of a reporting unit exceeds its fair value, then the Corporation compares the implied fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged against earnings. Assumptions underlying fair value estimates are subject to significant risk and uncertainties.

In evaluating goodwill for impairment, estimates of after-tax discounted future cash flows of the individual mining operations are used to perform the test for impairment. The estimated cash flows used to assess recoverability of the Corporation's goodwill are derived from current life-of-mine plans developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices and operating costs.

At December 31, 2008, the Corporation evaluated its goodwill for impairment, which resulted in the recognition of a goodwill impairment charge of $68.2 million (see Note 4).

k) Derivative Instruments

The Corporation enters into various arrangements such as interest rate protection agreements, foreign currency forward contracts, and molybdenum purchase and sale contracts. The Corporation does not

consider any of these arrangements as hedging relationships, nor does it designate these contracts as "normal sales and purchase contracts".

Financial and derivative instruments, including embedded derivatives, are recorded at fair values on the Corporation's balance sheet, with gains and losses in each period included in other comprehensive income or net income. Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the balance sheet date.

l) Income and Mining Taxes

The Corporation uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities result in either future tax liabilities or assets. These future tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the potential benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

m) Asset Retirement Obligations

Future obligations to retire an asset including site closure, dismantling, remediation and ongoing treatment and monitoring are recorded as a liability at fair value at the time incurred. The fair value determination is based on estimated future cash flow, the current credit adjusted risk-free discount rate and an estimated inflation factor. The value of asset retirement obligations is evaluated on an annual basis or as new information becomes available on the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. These changes in value are recorded in the period in which they are identified and when costs can be reasonably quantified, and are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

n) Normal Course Issuer Bid

In September 2008, the Corporation announced its Notice of Intention to make a Normal Course Issuer Bid ("NCIB") to purchase for cancellation, from time to time, as the Corporation considers advisable, its issued and outstanding common shares. Through December 31, 2008, the Corporation repurchased 2.8 million common shares for cancellation at an average price of Cdn$7.41 per share. Approximately 12.3 million common shares can be acquired under this NCIB until September 28, 2009, or such earlier time as the NCIB is completed or terminated at the option of the Corporation. The price to be paid will be the market price at the time of acquisition.

When the cost of the shares is less than the assigned value of the shares, the cost is allocated first to share capital, in an amount equal to the stated or assigned value of the shares and any difference to contributed surplus and retained earnings.

o) Revenue Recognition

The Corporation recognizes revenue from molybdenum sales upon the transfer of title of the metal to third parties and when collection is reasonably assured. The Corporation recognizes tolling and calcining revenue under contractual arrangements when the services are performed.

p) Retention and Severance

The Corporation recognizes a liability for the future obligation associated with an employee severance and retention program for certain employees who were employed at the time of the acquisition of Thompson Creek USA. The obligation is payable in June 2012, or earlier under certain conditions according to the provisions of the program. The liability is increased with the passage of time, and the cost is charged as an expense during the period according to the payment formula, which is based on the employee's compensation.

The Corporation has a separate arrangement for employees who are not eligible to participate in the above program, and who were hired after the acquisition of Thompson Creek USA. If the Corporation incurs an obligation under this program, the cost is charged to expense. This charge is calculated according to the employee's length of service.

Additional information regarding the Corporation's severance and retention program is included in Note 10, Other Liabilities, and Note 12, Employee Benefits.

q) Stock-based Compensation

The Corporation accounts for all stock-based compensation using the fair-value method. Under this method, the fair value of stock options at grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Proceeds arising from the exercise of stock options are credited to share capital.

r) Earnings per Share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price less than the average market price of the Corporation's common shares are exercised and the proceeds are used to repurchase common shares at the average market price of the common shares for the period. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.

s) Comparative Figures

Certain comparative information has been reclassified to conform to the current year's presentation.

3. ACCOUNTING CHANGES AND ACCOUNTING POLICY DEVELOPMENTS

Accounting Changes

a) *Financial Instrument and Capital Disclosures*

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants ("CICA") handbook Section 3862, "Financial Instruments – Disclosure", Section 3863, "Financial Instruments – Presentation", and Section 1535, "Capital Disclosures". Section 3862, "Financial Instruments – Disclosure" and Section 3863, "Financial Instruments – Presentation", replace existing Section 3861, "Financial Instruments – Disclosure and Presentation". The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, "Capital Disclosures" requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company's financial statements, however, it did result in expanded note disclosure (see Note 22 and Note 23).

b) Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, "Inventories". This new standard replaced the existing Section 3030 "Inventories" and provides more prescriptive guidance on the measurement and disclosure of inventory. Key requirements of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. During 2008, the Corporation provided a valuation allowance of $3.0 million against the carrying value of its product inventory to net realizable value (See Note 5).

Accounting Policy Developments

a) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. The Corporation does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

b) Convergence with International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, and compensation arrangements.

4. ACQUISITION OF THOMPSON CREEK USA

On October 26, 2006, the Corporation acquired Thompson Creek USA ("Thompson Creek USA"), a private Corporation with producing molybdenum mines and processing facilities in Canada and the US. On closing, the Corporation paid $574.5 million in cash for all of the outstanding shares of Thompson Creek USA. Subsequent to the closing date, the Corporation paid an additional $61.5 million related to certain acquired accounts receivable pursuant to the acquisition agreement. In addition, at December 31, 2007, the Corporation had recorded an amount of $100.0 million as contingent consideration payable on this acquisition based on the market price of molybdenum during 2007. This amount was paid in January 2008. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

This acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. As the purchase price exceeded the fair value of the net identifiable assets acquired, the Corporation recorded goodwill of $121.6 million on this transaction. This goodwill was allocated to two reporting units, US Operations ($80.0 million) and Canadian Operations ($41.6 million).

In accordance with Canadian GAAP, the carrying value of goodwill is tested for impairment on an annual basis or when events or circumstances indicate that the related carrying amount may not be recoverable on a reporting unit basis.

The Corporation has two reporting units: US Operations, and Canadian Operations (see Note 24). As of December 31, 2007, the Corporation performed its annual impairment test, and no impairment of goodwill was identified.

In evaluating goodwill for impairment, estimates of after-tax discounted future cash flows of the individual operations were used to estimate the fair value. The estimated cash flows used to assess recoverability of the Corporation's goodwill were derived from current life-of-mine plans developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average molybdenum prices, operating costs, capital expenditures and cost of capital. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

Goodwill was assessed for impairment using a two-step approach. The first step compared the fair value of the reporting unit to its carrying value. The Corporation performed this test and determined that the fair value of both of its reporting units were less than their respective carrying values, which required the Corporation to perform the second step test. This step compared the fair value of each reporting unit's goodwill to its carrying amount. The Corporation determined that the fair value of goodwill of both of its reporting units was less than the respective goodwill carrying amount, which required the Corporation to recognize an impairment of goodwill for both US operations ($33.0 million) and Canadian operations ($35.2 million), or a total impairment charge of $68.2 million.

The Corporation has assumed a long term molybdenum price of between $11 and $12 per pound in its goodwill assessment. Although the Corporation believes these pricing estimates are reasonable, such estimates are subject to significant uncertainties and judgments. If the Corporation's estimate of long term pricing was to change, additional goodwill impairment charges may be required in future periods. Such charges could be material.

The following table summarizes activity related to goodwill:

		2008		2007
Balance, beginning of year	$	**123.7**	$	46.3
Goodwill impairment		**(68.2)**		–
Adjustment to acquisition value		**–**		74.7
Foreign exchange		**(8.5)**		2.7
Balance, end of year	$	**47.0**	$	123.7

5. INVENTORY

		2008		2007
Finished product	$	**42.9**	$	94.7
Work-in-process		**10.5**		36.6
Stockpiled ore		**3.7**		–
	$	**57.1**	$	131.3

In 2008, of the $42.9 million classified as finished product, $19.4 million was valued at net realizable value, which resulted in a charge to cost of sales of $3.0 million. This charge was caused by a decrease in the market price of molybdenum during the fourth quarter of 2008 to below $10.00 per pound. In 2007, the $94.7 million classified as finished product was valued at cost, which was lower than net realizable value.

The Corporation values stockpiled ore at the lower of cost or net realizable value. The Corporation's 75% owned Endako Mine has incurred costs for stockpiled ore that are not recognized in inventory as the ore grade of this material is below the cut-off grade for further processing, and at current market prices, the material has no net realizable value. The costs for this ore have been included in cost of sales (2008 - $2.7 million; 2007 - $4.7 million).

6. PROPERTY, PLANT AND EQUIPMENT

		2008		2007
Mining properties	$	274.0	$	333.2
Mining equipment		163.9		150.6
Processing facilities		110.2		106.7
Deferred stripping costs		62.8		34.2
Endako mill expansion		43.4		–
Construction-in-progress		30.8		–
Other		1.1		2.8
		686.2		627.5
Less: Accumulated depreciation, depletion and amortization		(92.1)		(60.7)
	$	594.1	$	566.8

The following table summarizes activity related to stripping costs that have been deferred:

		Deferred costs		Accumulated amortization		Net deferred Costs
At December 31, 2006	$	–	$	–	$	–
Costs deferred in period		34.2		–		34.2
Amortization of previously deferred costs		–		(0.4)		(0.4)
At December 31, 2007		34.2		(0.4)		33.8
Costs deferred in period		28.6		–		28.6
Amortization of previously deferred costs		–		(6.8)		(6.8)
At December 31, 2008	$	62.8	$	(7.2)	$	55.6

7. JOINT VENTURE

The Endako Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest.

The following table presents a summary of the Corporation's 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture. The assets and liabilities presented below include fair-value purchase adjustments arising from the Corporation's acquisition of its 75% interest in the joint venture.

		2008		2007
Assets				
Current assets	$	125.1	$	68.5
Property, plant and equipment, net	$	281.0	$	287.9
Goodwill	$	–	$	43.5
Other long-term assets	$	5.6	$	4.5
Liabilities				
Current liabilities	$	22.8	$	6.7
Other liabilities	$	87.3	$	103.2
Revenue	$	235.0	$	210.2
Cost of sales	$	85.2	$	88.0
Income before income and mining taxes	$	132.9	$	114.2
Cash flows				
Operating	$	176.0	$	133.8
Investing	$	(64.3)	$	(0.9)

8. DERIVATIVE FINANCIAL INSTRUMENTS

a) *Forward Currency Contracts*

The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation's exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine's operations. The terms of these contracts are less than one year. At December 31, 2008, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$6.0 million at an average rate of US$0.81 (2007 – Cdn$21.0 million at an average rate of US$1.04).

The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was an asset of $0.1 million at December 31, 2008 (2007 – liability of $0.6 million). The asset has been included in other assets and the liability has been included in accounts payable and accrued liabilities on the Corporation's consolidated balance sheets. For the year ended December 31, 2008, a loss of $2.7 million has been included in other expense on the Corporation's consolidated statements of income related to these contracts (2007 – gain of $2.3 million).

b) *Embedded Derivatives*

The Corporation enters into agreements to sell and purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bifurcated and separately recorded. Changes to the fair value of embedded derivatives related to molybdenum sales agreements are included in molybdenum sales revenue in the determination of net income. At December 31, 2008, the fair value of these embedded derivatives was an asset of $0.1 million (December 31, 2007 – no agreements) and has been included in accounts receivable on the Corporation's balance sheets. For the year ended December 31, 2008, a gain of $0.1 million has been included in molybdenum sales on the Corporation's consolidated statements of income (2007 - no sales agreements in prior year).

Changes to the fair value of the embedded derivatives related to molybdenum purchases are included in operating expenses in the determination of net income. At December 31, 2008, the fair value of these embedded derivatives was a liability of $0.7 million (December 31, 2007 - $0.3 million liability). For the year ended December 31, 2008, a gain of $20.5 million has been included in operating expenses on the Corporation's consolidated statements of income (2007 - $8.6 million loss).

c) *Forward Sales Contracts*

The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that are different than the prevailing market price. Forward sales contracts in place at December 31, 2008, cover the period 2009 to 2011. At December 31, 2008, the Corporation had committed to sell approximately 1.0 million pounds at an average market price of approximately $19.57 per pound. At December 31, 2008, these contracts had a positive mark-to-market value totaling $4.5 million (2007 - $2.4 million in other assets and $9.5 million in other liabilities). The current portion of $1.5 million has been included in other assets on the Corporation's consolidated balance sheet. For the year ended December 31, 2008, a gain of $11.5 million related to these forward sales contracts has been included as molybdenum sales on the Corporation's consolidated statements of income (2007 - $7.0 million loss) (See Note 10).

9. LONG-TERM DEBT

Long term debt consists of:

		2008		2007
First lien senior credit facility	$	–	$	236.1
Equipment loans – fixed rate		13.6		–
Equipment loans – variable rate		3.7		6.7
		17.3		242.8
Less: Finance fees		–		(5.4)
		17.3		237.4
Less: Current portion		(5.6)		(67.2)
	$	11.7	$	170.2

In June 2008, the Corporation made payments totaling $219.4 million to fully settle remaining amounts owing on its first lien credit facility. In connection with the repayment of the first lien credit facility, the Corporation expensed the remaining $4.4 million in deferred finance fees.

In August 2008, the Corporation completed a renegotiation of the terms of its first lien revolving collateralized line of credit. As part of this renegotiation, the facility's availability was increased to $35.0 million from $22.5 million and the applicable interest rate was reduced to LIBOR plus 2.5%, down from the original LIBOR plus 4.75%. The facility is secured by all of the Corporation's assets except for the Davidson Project and Endako Mine properties and related assets and includes standard financial and non-financial covenants, including ratio tests for leverage, interest coverage and working capital. At December 31, 2008, the Corporation was in compliance with these covenants. At December 31, 2008, drawings on this facility were $nil (December 31, 2007 – $nil). The Corporation's equipment loan with a fixed rate bears interest at 5.9%. At December 31, 2008, this loan totaled $13.6 million and is scheduled to mature no later than 2013. The loans with variable rates bear interest at LIBOR plus 2.0%. At December 31, 2008, these loans totaled $3.7 million and are scheduled to mature no later than 2010. At December 31, 2008, the one-month LIBOR rate applicable to this facility was 0.4% (December 31, 2007 – 4.6%). These loans are collateralized by certain mining equipment.

Maturities of long-term debt obligations are as follows:

		Fixed rate equipment loan		Variable rate equipment loans		Total
Year ending December 31:						
2009	$	2.5	$	3.1	$	5.6
2010		2.7		0.6		3.3
2011		2.8		–		2.8
2012		3.0		–		3.0
2013		2.6		–		2.6
Thereafter		–		–		–
	$	13.6	$	3.7	$	17.3

The following table summarizes activity related to interest and finance fees:

		2008		2007
Interest expense	$	9.7	$	32.1
Finance fees		5.4		7.8
Debt prepayment premium		–		2.5
	$	15.1	$	42.4

10. OTHER LIABILITIES

Other liabilities consist of:

		2008		2007
Severance and retention liability	$	14.5	$	10.8
Contractual sales obligations		7.3		9.7
Forward sales contracts (Note 8 (c))		–		9.5
	$	21.8	$	30.0

The Corporation maintains an employee severance and retention program for certain individuals. As at December 31, 2008, the Corporation had recorded a liability of $14.5 million related to this program (December 31, 2007 – $10.8 million). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants' salaries. The trust fund assets totaled $14.2 million at December 31, 2008 (December 31, 2007 – $10.0 million) and have been presented as restricted cash, a long-term asset, on the Corporation's consolidated balance sheets. The Corporation recognized an expense of $4.9 million in 2008 (2007 - $3.9 million) for the employee retention and severance program.

The Corporation incurred an expense of $1.8 million in 2008 (2007 - $nil) for severance and retention bonuses for the restructuring and transitioning of the corporate finance function from Vancouver, B.C. to Denver, Colorado.

On acquisition of Thompson Creek USA, the Corporation acquired an unfavorable contractual agreement to sell 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at December 31, 2008, the Corporation has a liability of $7.3 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million). As this contractual agreement is satisfied by delivery of product, the liability is being drawn down with an offsetting adjustment to molybdenum sales in the determination of net income. For the year ended December 31, 2008, $2.4 million related to this obligation had been realized and included in molybdenum sales (2007 – $0.3 million).

11. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Corporation has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Corporation may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation's Thompson Creek Mine, the 75% owned Endako Mine and Davidson Project:

		Thompson Creek Mine		Endako Mine		Davidson Project		Total
At December 31, 2006	$	20.9	$	4.9	$	0.2	$	26.0
Adjustments to acquisition value		0.8		0.2		–		1.0
Revisions to expected cash flows		(2.2)		(0.9)		–		(3.1)
Accretion		1.4		0.3		–		1.7
Reclamation spending		–		(0.1)		–		(0.1)
Foreign exchange		–		0.9		–		0.9
At December 31, 2007	$	20.9	$	5.3	$	0.2	$	26.4
Revisions to expected cash flows		(3.3)		(0.1)		–		(3.4)
Accretion		1.1		0.3		–		1.4
Foreign exchange		–		(1.1)		–		(1.1)
At December 31, 2008	$	18.7	$	4.4	$	0.2	$	23.3

The Corporation has an insurance policy to provide financial assurance of future mine reclamation costs at its Thompson Creek Mine. This policy provides the Corporation with an aggregate limit of $35.0 million for the reclamation of the Thompson Creek Mine, including $21.8 million in cash recorded as reclamation deposits at December 31, 2008 (2007 – $21.5 million). The insurance component provides coverage for increases in reclamation costs due to changes in regulatory requirements and cost increases. The policy term is for 20 years, expiring July 31, 2022. The Corporation also has a reclamation bond ($0.6 million) for the Thompson Creek Mine in accordance with its reclamation obligation. As of December 31, 2008, the Corporation estimates that the non-discounted inflation adjusted reclamation cost for the Thompson Creek Mine will total $36.3 million (2007 – $31.4 million) and anticipates that these costs will be incurred over the period 2014 to 2028. The estimated future reclamation costs for the Thompson Creek Mine have been discounted using a rate of 6.7% to reflect the underlying funding arrangements.

A mine reclamation and closure plan is also in place for the Endako Mine. In connection with this plan, the British Columbia Ministry of Energy, Mines and Petroleum Resources has required security in the amount of $5.4 million as of December 31, 2008 (2007 - $6.7 million) of which the Corporation's proportionate share is $4.2 million (2007 – $5.0 million). As of December 31, 2008, the Corporation estimates its proportionate share of the non-discounted inflation-adjusted reclamation costs for the Endako Mine will total $12.7 million (2007 – $17.1 million) and anticipates that these costs will be incurred over the period 2009 to 2035. The estimated future reclamation costs for the Endako Mine have been discounted using rates ranging from 5.5% to 7.5% which reflect the underlying funding arrangements.

The Corporation's Davidson Project is presently in the exploration stage. Estimated undiscounted future reclamation costs for the project of $0.3 million (2007 – $0.3 million) are the result of disturbance to the site caused by recent development activities. The estimated future reclamation costs for the Davidson Project have been discounted using rates ranging from 6.6% to 7.5% which reflect the underlying funding arrangements at the time these costs were identified. At December 31, 2008, the amount of $0.3 million had been set aside to fund this future obligation (2007 – $0.3 million).

12. EMPLOYEE BENEFITS

Defined Contribution Pension Plans

The Corporation, through its subsidiaries, maintains defined contribution pension plans available to certain employees.

The Corporation's 401(k) Savings Plan (the "Plan") is a defined contribution pension plan and covers all individuals employed in the US. The Plan is subject to the provisions of the US Employee Retirement Income Security Act of 1974, as amended, and Section 401(k) of the US Internal Revenue Code. The assets of the Plan are held and the related investment transactions are executed by the Plan's trustee. Administrative fees, including accounting and attorney fees, are paid by the Corporation on behalf of the Plan. The Corporation contributed approximately $1.5 million to the Plan for the year ended December 31, 2008 (2007 – $0.9 million). The Corporation may make additional contributions to the Plan at its sole discretion, however, the Corporation has no further obligation relating to benefits under this Plan.

The Endako Mine maintains a defined contribution pension plan (the "Endako Plan") covering all of its employees. The assets of the Endako Plan are held and the related investment transactions are executed by the Endako Plan's trustee. Administrative fees, including any accounting and legal fees are paid by the Endako Mine on behalf of the Endako Plan. The Endako Mine contributed $0.8 million (2007 – $0.7 million) to the Endako Plan for the year ended December 31, 2008 and the Corporation has recorded its proportionate share of these contributions. The Corporation has no further obligation relating to pension benefits under this Plan.

Other Benefits

The Corporation provides post-retirement health care benefits to certain retired former unionized employees at the Corporation's Langeloth metallurgical processing facility. The Corporation paid $0.1 million in premiums to provide this benefit for the year ended December 31, 2008 (2007 – $0.1 million).

The Corporation recognizes a liability for the future obligation associated with an employee severance and retention program for certain employees who were employed at the time of the acquisition of Thompson Creek USA. The obligation is payable in June 2012, or earlier under certain conditions according to the provisions of the program. The liability is increased with the passage of time, and the cost is charged as an expense during the period according to the payment formula, which is based on the employee's compensation. See Note 10 for additional information.

The Corporation has a separate arrangement for employees who are not eligible to participate in the above program, and who were hired after the acquisition of Thompson Creek USA. If the Corporation incurs an obligation under this program, the cost is charged to expense. This charge is calculated according to the employee's length of service.

13. COMMON SHARE CAPITAL AND COMMON SHARE WARRANTS

a) Authorized Share Capital

The authorized share capital of the Corporation is comprised of an unlimited number of common shares (2008 – 122,253,257 issued; 2007 – 113,363,938 issued) and an unlimited number of preferred shares, issuable in series with terms determinable upon issuance (2008 and 2007 – nil issued).

b) Common Shares

A summary of common share transactions is as follows:

	2008			2007		
	Shares (000's)		**Amount**	Shares (000's)		Amount
Balance, beginning of year	**113,364**	**$**	**268.1**	100,528	$	210.8
Private placement	**–**		**–**	3,000		31.9
Options exercised	**776**		**8.5**	4,720		22.2
Warrants exercised	**1**		**–**	5,116		4.1
Equity issue	**10,915**		**230.3**	–		–
Issue costs	**–**		**(12.2)**	–		(0.9)
NCIB purchases	**(2,803)**		**(10.6)**	–		–
Balance, end of year	**122,253**	**$**	**484.1**	113,364	$	268.1

In February 2007, the Corporation renounced, for income tax purposes, exploration expenses of Cdn$3.1 million to the purchasers of the Corporation's flow-through common shares. As a result of this renunciation, the Corporation recorded a future tax liability and corresponding share issue cost of $0.9 million.

In April 2007, the Corporation brokered a private placement of 3,000,000 common shares at a price of Cdn$12.00 per common share for total gross proceeds of $31.9 million with $0.9 million in share issue costs.

In June 2008, the Corporation completed an equity financing of 10,914,700 common shares at a price of Cdn$21.50 per share for net proceeds of $218.1 million.

In September 2008, the Corporation filed a Normal Course Issuer Bid (the "Bid") with the Toronto Stock Exchange. Under the Bid, the Corporation may purchase a maximum of 12,300,000 common shares for cancellation including up to 6,252,303 common shares though the facilities of the New York Stock Exchange. To date, the Corporation has purchased and cancelled an aggregate of 2,802,815 common shares. The Bid expires after twelve months on September 28, 2009.

c) Common Share Warrants

A summary of common share warrant transactions is as follows:

	2008			2007		
	Warrants (000's)		**Amount**	Warrants (000's)		Amount
Balance, beginning of year	**24,506**	**$**	**35.0**	29,630	$	35.4
Warrants exercised	**(1)**		**–**	(5,116)		(0.4)
Warrants expiring	**–**		**–**	(8)		–
Balance, end of year	**24,505**	**$**	**35.0**	24,506	$	35.0

In October 2006, the Corporation issued 20,930,000 warrants in connection with the acquisition of Thompson Creek USA. Additionally, on this date the Corporation also issued 3,613,591 warrants to a former shareholder of Thompson Creek USA. Each warrant entitles the holder to purchase one common share of the Corporation at a price of Cdn$9.00 until October 23, 2011. The Corporation determined the fair value allocated to these warrants to be Cdn$1.70 based on a pro-rata allocation of the fair value of common shares issued and the estimated fair value of the warrants issued using the Black-Scholes model and applying the following assumptions: expected life of 5 years; expected volatility of 45.8%; risk free interest rate of 4.02%; and an expected dividend of 0%.

14. STOCK-BASED COMPENSATION

The Corporation has a stock option plan for directors, officers, employees and consultants, enabling them to purchase common shares. The maximum number of shares that may be issued pursuant to this plan and all options granted thereunder is limited to 11,174,916 common shares effective May 10, 2007. The expiry date and vesting provisions of options granted are established at the time an award is made. The exercise price of option grants awarded is the greater of: (i) the weighted-average trading price of the underlying shares on the Toronto Stock Exchange over the five consecutive trading days immediately before the grant date and, (ii) if the award date occurs in a trading black-out period, the weighted-average trading price over the five consecutive trading days immediately after the black-out has been lifted.

The Corporation uses the fair value method of accounting for stock-based compensation and recognized a stock-based compensation expense of $15.6 million for the year ended December 31, 2008 (2007 – $16.3 million).

The following table summarizes the status of the stock option plan and changes during the years ended December 31, 2008 and 2007:

	2008			2007		
	Options Outstanding (000's)		**Weighted-average Exercise Price (Cdn$)**	Options Outstanding (000's)		Weighted-average Exercise Price (Cdn$)
Balance, beginning of year	**7,496**	**$**	**10.57**	9,651	$	5.28
Options granted	**2,110**		**17.73**	2,565		17.47
Options exercised	**(776)**		**7.50**	(4,720)		3.50
Options expired	**(42)**		**22.16**	–		–
Balance, end of year	**8,788**	**$**	**12.51**	7,496	$	10.57

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Range of Exercise Prices (Cdn$)	Options Outstanding (000's)	Outstanding Contractual Life (years)	Options Exercisable (000's)
$ 0.60 to $ 2.94	115	1.87	115
$ 7.12 to $ 8.93	4,972	3.04	4,755
$ 12.35 to $17.33	1,546	3.65	1,063
$ 18.51 to $20.61	915	3.02	663
$ 23.10 to $23.93	1,240	4.23	673
	8,788	3.30	7,269

The following weighted average assumptions were used in computing the fair value of stock options granted for the periods noted:

	2008	2007
Number of options granted	**2,110**	2,565
Expected life (years)	**4.2**	4.8
Risk-free interest rate	**2.9%**	4.1%
Expected volatility	**51.8%**	46.2%
Dividend yield	**0.0%**	0.0%
Exercise price	**Cdn$ 17.73**	Cdn$ 17.47
Weighted average fair value of options granted	**Cdn$ 7.28**	Cdn$ 7.34

The Corporation made the determination that the historic volatility of its common share price was characteristic of a development Company rather than of the operating Company upon acquisition of Thompson Creek USA in 2006. In computing the fair value of option grants made subsequent to the acquisition of Thompson Creek USA, the Corporation has utilized an expected volatility that has been computed using a weighted average of the average volatility of a peer group of operating mining companies and the Corporation's actual share price volatility from the date it acquired Thompson Creek USA. Further, in the absence of reliable evidence to support a lesser estimated expected life, the Corporation used the full contractual life of option awards in determining the fair value of options awarded subsequent to the acquisition of Thompson Creek USA until October 2007. An estimated life based on actual experience has been used in determining the fair value of options awarded after October 2007.

15. COMMITMENTS AND CONTINGENCIES

The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 8(a)).

The Corporation has committed to sell a certain amount of production at a defined price that may be less than market (see Note 8(c) and Note 10).

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at December 31, 2008, the Corporation had commitments to purchase approximately 4.1 million pounds of molybdenum sulfide concentrates in 2009 to be priced at a discount to the market price for molybdenum oxide at the time of purchase.

As at December 31, 2008, the Corporation had commitments related to the purchase of major mill equipment for its share of the Endako mill expansion of approximately $22.0 million in 2009 and approximately $18.0 million in 2010.

In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

In August 2008, the Corporation signed an option with U.S. Energy Corp. ("USE") to acquire up to 75% of a molybdenum property in Colorado. The Corporation made a $0.5 million payment to USE upon signing the agreement and in January 2009, the Corporation made another payment of $1.0 million to USE. Under the terms of the agreement, unless the agreement is terminated early, the Corporation will continue to make annual payments of $1.0 million to USE for the remaining period of five years beginning January 1, 2010 and ending January 1, 2014. The Corporation can earn the right to acquire a 15% interest in the property by spending a total of $15.0 million on the property, including the direct payments to USE, by June 30, 2011. The Corporation can earn a 50% interest in the property by spending a cumulative total of $50.0 million on the property by July 31, 2018. If the price of molybdenum drops below $12.50 for 12 consecutive weeks, the agreement contains a force majeure provision which allows a suspension of the required payments under the option agreement (excluding the Minimum Payments to USE) without terminating such agreement. If the Corporation terminates the agreement during the option period, there would be no further obligations under this agreement except that advance or shortfall payments made to date are forfeited and the Corporation remains obligated to maintain the property in good standing for a period of three months thereafter. Should the Corporation obtain a 50% interest in the property, the Corporation may elect to form a 50/50 joint venture with USE, or may elect to increase its interest in the property to 75% by incurring an additional $350.0 million in project expenditures, for a cumulative total of $400.0 million in expenditures and payments.

16. EXPLORATION AND DEVELOPMENT

		2008		2007
Davidson project	$	**4.9**	$	3.4
Mt. Emmons project		**2.4**		–
Endako Mine		**0.6**		1.2
	$	**7.9**	$	4.6

The Corporation considered the Davidson Project to have the characteristics of property, plant and equipment and therefore, option payments were initially capitalized. Given the recent economic circumstances, further development of the project was postponed in late 2008 until economic conditions improve. As a result, property payments of $2.4 million were expensed in 2008.

17. OTHER INCOME AND EXPENSE

		2008		2007
Unrealized loss (gain) on derivative instruments	$	**2.7**	$	(2.5)
Other		**(0.6)**		(0.5)
	$	**2.1**	$	(3.0)

18. INCOME AND MINING TAXES

		2008		2007
Current income and mining taxes	$	**112.7**	$	103.1
Future income and mining taxes (recoverable)		**27.4**		(32.1)
	$	**140.1**	$	71.0

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	2008	2007
Income before income and mining taxes	$ 323.3	$ 228.3
Combined Canadian federal and provincial income tax rates	31.00%	34.12%
Income taxes based on above rates	100.2	77.9
Increase (decrease) to income taxes due to:		
Difference in statutory tax rates on earnings of foreign operations	16.3	4.9
Provincial and state mining taxes	14.8	12.3
Withholding tax on distributions	1.2	4.5
Non-deductible expenses	11.6	5.4
Non-taxable income	(6.1)	(7.7)
Asset impairment and other charges	24.2	–
Depletion allowance	(38.2)	(25.0)
Domestic production deduction	(2.4)	(2.2)
Change in valuation allowances	21.2	16.4
Foreign tax credits	(2.0)	(12.3)
Unrealized foreign exchange gain on translation of investments	5.4	–
Impact of reduction in tax rates on future income and mining taxes	1.3	(8.2)
Other	(7.4)	5.0
Income and mining taxes	$ 140.1	$ 71.0

Future Income and Mining Taxes

Future income and mining taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income and mining tax assets and liabilities at December 31 are as follows:

	2008	2007
Future income and mining tax assets – current		
Working capital	$ 1.3	$ 0.1
Future income and mining tax assets – non-current		
Tax losses and credits carried forward	$ 69.0	$ 56.1
Property, plant and equipment	3.1	2.7
Contractual sales obligations	1.1	6.4
Asset retirement obligations	1.8	3.8
Share issuance costs	3.8	3.1
Other deductible temporary differences	12.4	9.6
Valuation allowances	(75.8)	(53.9)
	$ 15.4	$ 27.8
Future income and mining tax liabilities – current		
Inventory	$ (8.1)	$ (5.8)
Other taxable temporary differences	(1.3)	(0.7)
	$ (9.4)	$ (6.5)
Future income tax liabilities – non-current		
Property, plant and equipment	$ (176.5)	$ (188.7)
Other taxable temporary differences	(6.1)	(0.6)
	$ (182.6)	$ (189.3)
Net future income and mining tax liabilities – current	$ (8.1)	$ (6.4)
Net future income and mining tax liabilities – non-current	(167.2)	(161.5)
Net future income and mining tax liabilities	$ (175.3)	$ (167.9)

Tax Loss and Credit Carry Forwards

At December 31, 2008, the Corporation has the following loss and credit carry forwards available for tax purposes (losses and credits shown by tax jurisdiction and year of expiry):

	Canada Non-capital Losses	Canada Capital Losses	United States Pennsylvania Operating Losses	United States Federal Alternative Minimum Tax Credit	United States Federal Foreign Tax Credit
2009	$ 0.5	$ –	$ –	$ –	$ –
2010	0.4	–	–	–	–
2011	–	–	–	–	–
2012	–	–	–	–	–
2013	–	–	–	–	–
Thereafter	24.0	9.3	6.5	17.6	43.0
	24.9	9.3	6.5	17.6	43.0
Valuation Allowance	(24.9)	(9.3)	–	(17.6)	(43.0)
Total	$ –	$ –	$ 6.5	$ –	$ –

19. NET INCOME PER SHARE

	2008	2007
Net income	$ **183.2**	$ 157.3
Basic weighted-average number of shares outstanding	**119.5**	110.2
Effect of dilutive securities		
Common share warrants	**9.6**	12.2
Stock options	**2.6**	4.2
Diluted weighted-average number of shares outstanding	**131.7**	126.6
Net income per share		
Basic	$ **1.53**	$ 1.43
Diluted	$ **1.39**	$ 1.24

For the year ended December 31, 2008, 2,237,333 stock options and nil warrants (2007 - 2,000,500 stock options and nil warrants) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

20. RELATED PARTY TRANSACTIONS

Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $235.7 million for the year ended December 31, 2008, representing 23.3% of the Corporation's total revenues for 2008 (2007 - $176.1 million and 19.2%). For the year ended December 31, 2008, the Corporation recorded management fee income of $0.8 million (2007 - $0.7 million) and selling and marketing costs of $1.6 million (2007 - $1.4 million) from this group of companies. At December 31, 2008, the Corporation's accounts receivable included $8.9 million owing from this group of companies (2007 - $8.9 million).

21. SUPPLEMENTARY CASH FLOW INFORMATION

		2008		2007
Change in non-cash working capital				
Accounts receivable	$	25.4	$	4.5
Product inventory		78.8		3.1
Material and supplies inventory		(5.2)		(1.1)
Prepaid expense and other current assets		(2.2)		(1.8)
Income and mining taxes recoverable		12.1		(11.3)
Accounts payable and accrued liabilities		(31.2)		16.0
Income and mining taxes payable		8.6		(30.9)
	$	86.3	$	(21.5)
Cash interest paid	$	13.4	$	35.5
Cash income taxes paid	$	91.8	$	149.5
Cash and cash equivalents is comprised of:				
Cash	$	51.7	$	77.7
Cash equivalents		206.3		36.0
	$	258.0	$	113.7

22. FINANCIAL RISK MANAGEMENT

The Corporation's activities expose it to a variety of financial risks which include foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

The Corporation enters into foreign currency exchange forward contracts, molybdenum forward sales contracts, provisionally-priced contracts for the purchase and sale of molybdenum to manage its exposure to fluctuations in foreign exchange rates and molybdenum prices.

The carrying amounts of financial instruments including accounts receivable, accounts payable and accrued liabilities and fixed and variable rate debt approximate fair value as of December 31, 2008 and 2007, respectively.

The Corporation does not acquire, hold, or issue financial instruments for trading or speculative purposes. Derivative instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis, the Corporation enters into forward contracts for the purchase of Canadian dollars.

The Corporation monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Corporation has maintained balances in various operating accounts in excess of federally insured limits. In August 2008, the Corporation changed its policy and adopted an investment policy where investments are limited to government backed financial instruments.

The Corporation controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Management considers the credit of each individual customer, including payment history and other commercial business factors.

Foreign Exchange Risk

The US dollar is the measurement currency of the majority of the Corporation's activities. However, the Canadian dollar is the measurement currency of the Corporation's interest in its joint venture operation. The Corporation has potential

currency exposures in respect of items denominated in currencies other than the operations' measurement currency. The Corporation's foreign exchange exposures include:

- Transactional exposure in its Canadian dollar self sustaining operation as molybdenum sales are denominated in US dollars and the majority of operating expenses are in Canadian dollars;
- Translational exposure on its investment in a Canadian dollar self sustaining operation whose net assets are exposed to foreign currency translation risk; and
- Transactional and translational exposure to Canadian dollar transactions and balances in US dollar functional currency operations.

The Corporation enters into foreign exchange forward contracts to manage these exposures. As at December 31, 2008, the Corporation had forward exchange contracts for Cdn$6.0 million to sell US dollars / buy Canadian dollars at a weighted average exchange rate of US$0.81. All foreign exchange forward contracts are due within the year. As at December 31, 2008, the fair value of these contracts is an asset of $0.1 million.

With other variables unchanged, each $0.10 strengthening (weakening) of the US dollar against the Canadian dollar would result in an increase (decrease) of approximately $3.3 million in net earnings for the year ended December 31, 2008. Further, each $0.10 strengthening (weakening) of the US dollar against the Canadian dollar would not result in a change in other comprehensive income for the year ended December 31, 2008.

Interest Rate Risk

The Corporation has invested and borrowed at variable rates. Cash and cash equivalents receive interest based on market interest rates. Some of the Corporation's debt facilities are variable rate facilities based on LIBOR and prime rates.

For the year ended December 31, 2008, with other variables unchanged, a 1% change in the LIBOR rate would have an insignificant impact on net earnings or cash. There would be no effect on other comprehensive income.

Commodity Price Risk

The Corporation enters into certain molybdenum sales contracts where it sells future molybdenum production with fixed prices. These fixed prices may be different than the quoted market prices at the date of sale. The Corporation physically delivers molybdenum under these contracts; however, it has chosen not to use the normal usage exemption and therefore treats these contracts as non-financial derivatives. The fair value is recorded on the balance sheet with changes in fair value recorded in revenue. The fair value is calculated using a discounted cash flow based on estimated forward prices. The Corporation uses an average of long-term prices as forecast by independent analysts.

As at December 31, 2008, the fair value of the Corporation's fixed forward sales contracts is as follows:

(US$ in millions except per pound amounts)	2009	2010	2011
Fair value – asset	$ 1.5	$ 1.3	$ 1.7
Molybdenum committed (000's lb)	123	490	416
Average price ($/lb)	$ 25.00	$ 17.00	$ 21.00

The Corporation also enters into molybdenum sale and purchase agreements with provisional pricing mechanisms where the final prices are determined by quoted market prices subsequent to the date of the purchase. As a result, the value of the respective trade receivable and trade payable changes as the underlying market price changes. This component of these contracts is an embedded derivative, which is initially recorded at fair value with subsequent changes in fair value recorded in revenue and operating expenses, respectively. The Corporation uses the latest Platts Metals Week published molybdenum oxide price as the estimated forward price.

As at December 31, 2008, the fair value of embedded derivatives in the provisionally priced sale and purchase agreements is as follows:

	Pounds Sold/Purchased (000's lb)	Fair Value Asset (Liability)
Provisionally priced sales	198	$ 0.1
Provisionally priced purchases	680	$ (0.7)

These agreements will mature within the year.

For the year ended December 31, 2008, with other variables unchanged, a 10% change in the molybdenum price would have an insignificant impact on the change in the fair value of the molybdenum forward sales contracts and the provisionally priced molybdenum purchase and sales contracts. As at December 31, 2008, there would be no effect on other comprehensive income.

Counterparty and Credit Risk

The Corporation is exposed to counterparty risk from its current cash balances, investments in money market instruments and its insurance policy to provide financial assurance of future mine reclamation costs at its mines. Counterparties to current cash balances, money market instruments, government treasury bills and its insurance policy are established financial institutions and governments. The Corporation manages these counterparty risks by establishing approved counterparties and assigning limits to each counterparty.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As at December 31, 2008, the Corporation had four customers which owed the Corporation more than $5.0 million each and accounted for approximately 43% of all receivables owing, which subsequently were collected in early 2009. There were another two customers having balances greater than $2.0 million but less than $5.0 million that accounted for 10% of total receivables, which also were collected in early 2009. The Corporation's maximum credit risk exposure is the carrying value of its accounts receivable.

Liquidity Risk

The Corporation manages its liquidity risk by maintaining cash and cash equivalent balances and by utilizing its line of credit. Surplus cash is invested in a range of 30-180 day government backed financial instruments under the Corporation's investment policy. As at December 31, 2008, the Corporation had an unutilized line of credit of $35.0 million.

As at December 31, 2008, contractual undiscounted cash flow requirements for financial assets and liabilities, including interest payments are as follows:

	2009 to 2011	2012 Onward	Total
Accounts payable	$ 36.5	$ –	$ 36.5
Long-term debt	$ 11.7	$ 5.6	$ 17.3
Commodity contracts	$ 0.7	$ –	$ 0.7
Capital commitments	$ 40.0	$ –	$ 40.0

On acquisition of Thompson Creek USA, the Corporation acquired a contractual agreement to sell 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at December 31, 2008, the Corporation had recorded a liability of $7.3 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million).

As at December 31, 2008, the Corporation had commitments to purchase approximately 4.1 million pounds of molybdenum in 2009 to be priced at a discount to the market price for molybdenum oxide at the time of purchase.

Financial Assets and Liabilities by Category

As at December 31, 2008 and 2007, the Corporation's financial assets and liabilities are categorized as follows:

As at December 31, 2008		Loans and receivables		Held at fair value		Financial assets and liabilities at amortized cost		Total
Financial Assets								
Cash and cash equivalents	$	–	$	258.0	$	–	$	258.0
Accounts receivable	$	55.0	$	–	$	–	$	55.0
Currency and commodity contracts	$	–	$	4.7	$	–	$	4.7
Restricted cash	$	–	$	14.2	$	–	$	14.2
Reclamation deposits	$	–	$	26.9	$	–	$	26.9
Financial Liabilities								
Accounts payable and accrued liabilities	$	–	$	–	$	36.5	$	36.5
Long-term debt	$	–	$	–	$	17.3	$	17.3
Commodity contracts	$	–	$	0.7	$	–	$	0.7

As at December 31, 2007		Loans and receivables		Held at fair value		Financial assets and liabilities at amortized cost		Total
Financial Assets								
Cash and cash equivalents	$	–	$	113.7	$	–	$	113.7
Accounts receivable	$	84.1	$	–	$	–	$	84.1
Currency and commodity contracts	$	–	$	2.4	$	–	$	2.4
Restricted cash	$	–	$	10.0	$	–	$	10.0
Reclamation deposits	$	–	$	26.8	$	–	$	26.8
Financial Liabilities								
Accounts payable and accrued liabilities	$	–	$	–	$	59.5	$	59.5
Acquisition cost payable	$	–	$	–	$	100.0	$	100.0
Long-term debt	$	–	$	–	$	237.4	$	237.4
Commodity contracts	$	–	$	10.4	$	–	$	10.4

Fair Values

Cash and cash equivalents represent cash and financial market instruments with maturity less than 90 days and are carried at fair value. The carrying value of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The currency and commodity contracts are derivative instruments and therefore they are carried at their fair value. The carrying amount of the long-term debt is at amortized cost and its carrying value approximates fair value.

As at December 31, 2008 and 2007, the carrying values and the fair values of the Corporation's financial assets and liabilities are shown in the following table:

As at December 31, 2008		Carrying Value		Fair Value
Financial Assets				
Cash and cash equivalents	$	258.0	$	258.0
Accounts receivable	$	55.0	$	55.0
Currency and commodity contracts	$	4.7	$	4.7
Restricted cash	$	14.2	$	14.2
Reclamation deposits	$	26.9	$	26.9
Financial Liabilities				
Accounts payable and accrued liabilities	$	36.5	$	36.5
Long term debt	$	17.3	$	17.3
Commodity contracts	$	0.7	$	0.7

As at December 31, 2007		Carrying Value		Fair Value
Financial Assets				
Cash and cash equivalents	$	113.7	$	113.7
Accounts receivable	$	84.1	$	84.1
Currency and commodity contracts	$	2.4	$	2.4
Restricted cash	$	10.0	$	10.0
Reclamation deposits	$	26.8	$	26.8
Financial Liabilities				
Accounts payable and accrued liabilities	$	59.5	$	59.5
Acquisition cost payable	$	100.0	$	100.0
Long term debt	$	237.4	$	237.4
Commodity contracts	$	10.4	$	10.4

Pledged Financial Assets

The Corporation has financial assets that are pledged for employee compensation and reclamation obligations. The Corporation maintains a separate trust fund to satisfy its obligation to employees under a severance and retention compensation arrangement. Reclamation deposits are maintained to satisfy the Corporation's obligation for future reclamation expenditures at its mine sites.

23. CAPITAL RISK MANAGEMENT

The Corporation defines its capital as follows:

- Shareholders' equity;
- Long-term debt; and
- Short-term debt.

Capital as defined above as at December 31, 2008 and 2007 was as follows:

		2008		2007
Shareholders' equity	$	**817.5**	$	487.6
Debt		**17.3**		237.4
	$	**834.8**	$	725.0

The Corporation's objectives with regard to its capital are:

- Maintain adequate working capital to operate its business;
- Comply with financial covenants on the line of credit; and
- Utilize equipment financings to supplement working capital needs.

The Corporation's capital structure is managed and adjusted as necessary by monitoring economic conditions, debt and equity markets, and changes to the Corporation's operating plans. Covenants relating to existing debt are monitored regularly to ensure compliance. Outstanding debt is reviewed from time to time to determine if it contains the most favorable terms available to the Corporation or if the Corporation should reduce the amount outstanding from cash available or pursue new equity issuances.

24. SEGMENT INFORMATION

The Corporation has two reportable segments: US Operations and Canadian Operations. The US Operations segment includes all mining, milling, roasting and sale of molybdenum products from the Thompson Creek Mine and the

Langeloth Metallurgical Facility, as well as all roasting and sales of third party purchased material. The Canadian Operations segment includes all mining, milling, roasting and sale of molybdenum products from the 75% owned Endako Mine. Segments are the same as those described in Note 2, Significant Accounting Policies. The Corporation evaluates segment performance based on income from mining and processing. The Corporation attributes other income and expenses to the reporting segments if the income or expense is directly related to segment operations, as described above. The Corporation does not allocate corporate expenditures such as general and administrative, exploration and development, and interest income and expense items. The Corporation does not report income and mining taxes by reporting segment as the Corporation's tax attributes are determined by legal entity.

Prior year comparatives have been restated to conform to current year presentation.

Segment information for the years ended and as at December 31, 2008 and 2007 is as follows:

2008	**US Operations**	**Canadian Operations**	**Total**
Revenues			
Molybdenum sales	$ 758.0	$ 234.2	$ 992.2
Tolling and calcining	19.2	–	19.2
	777.2	234.2	1,011.4
Cost of sales			
Operating expenses	464.5	59.7	524.2
Selling and marketing	6.9	3.2	10.1
Depreciation, depletion and amortization	28.5	16.7	45.2
Accretion	1.4	0.3	1.7
	501.3	79.9	581.2
Segment income from mining and processing	275.9	154.3	430.2
Other segment (income) expenses:			
Goodwill impairment	33.0	35.2	68.2
Stock-based compensation	1.8	0.2	2.0
Gain on foreign exchange	–	(24.0)	(24.0)
	34.8	11.4	46.2
Segment income before income and mining taxes	$ 241.1	$ 142.9	$ 384.0

2007	US Operations	Canadian Operations	Total
Revenues			
Molybdenum sales	$ 681.6	$ 209.5	$ 891.1
Tolling and calcining	23.3	–	23.3
	704.9	209.5	914.4
Cost of sales			
Operating expenses	491.9	62.6	554.5
Selling and marketing	6.5	2.5	9.0
Depreciation, depletion and amortization	29.6	18.5	48.1
Accretion	1.3	0.4	1.7
	529.3	84.0	613.3
Segment income (loss) from mining and processing	$ 175.6	$ 125.5	$ 301.1
Other segment (income) expenses			
Stock-based compensation	5.5	1.6	7.1
Loss on foreign exchange	–	4.3	4.3
Interest and finance fees	0.5	–	0.5
	6.0	5.9	11.9
Segment income before income and mining taxes	$ 169.6	$ 119.6	$ 289.2

Reconciliation of segment income to net income

	2008	2007
Segment income	$ 384.0	$ 289.2
Other (income) expenses:		
Depreciation, depletion and amortization	–	0.1
General and administrative	24.4	15.9
Stock-based compensation	13.6	9.2
Exploration and development	7.9	4.6
Interest and finance fees	15.1	41.9
Interest income	(2.4)	(7.8)
Other	2.1	(3.0)
Income before income and mining taxes	323.3	228.3
Income and mining taxes	140.1	71.0
Net income	$ 183.2	$ 157.3

Other segment information regarding capital expenditures, assets and liabilities, including the assets and liabilities attributed to corporate operations, is as follows:

As at December 31, 2008	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$ 36.9	$ 64.0	$ 0.4	$ 101.3
Capital assets	$ 312.5	$ 281.0	$ 0.5	$ 594.1
Goodwill	$ 47.0	$ –	$ –	$ 47.0
Assets	$ 680.5	$ 410.2	$ 8.5	$ 1,099.2
Liabilities	$ 170.5	$ 108.5	$ 2.7	$ 281.7

As at December 31, 2007	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$ 12.8	$ 0.9	$ 0.9	$ 14.6
Capital assets	$ 276.5	$ 287.9	$ 2.4	$ 566.8
Goodwill	$ 80.0	$ 43.7	$ –	$ 123.7
Assets	$ 532.9	$ 407.6	$ 169.2	$ 1,109.7
Liabilities	$ 167.2	$ 116.4	$ 338.5	$ 622.1

25. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation's consolidated financial statements have been prepared according to Canadian GAAP which differs in certain respects from those principles that the Corporation would have followed had the consolidated financial statements been prepared in accordance with US GAAP. The material differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements are detailed below.

		2008		2007	
		Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Assets					
Current assets					
Cash and cash equivalents		$ 258.0	$ 258.0	$ 113.7	$ 113.7
Accounts receivable		55.0	55.0	84.1	84.1
Product inventory	a)	57.1	59.9	131.3	138.3
Material and supplies inventory		36.2	36.2	32.9	32.9
Prepaid expense and other current assets		6.3	6.3	4.6	4.6
Income and mining taxes recoverable		1.4	1.4	13.4	13.4
		414.0	416.8	380.0	387.0
Other assets		3.0	3.0	2.4	2.4
Restricted cash		14.2	14.2	10.0	10.0
Reclamation deposits		26.9	26.9	26.8	26.8
Property, plant and equipment	a)	594.1	538.5	566.8	533.0
Future income and mining taxes		–	5.5	–	–
Goodwill		47.0	47.0	123.7	123.7
		$ 1,099.2	$ 1,051.9	$ 1,109.7	$ 1,083.0
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities		$ 36.5	$ 36.5	$ 60.4	$ 60.4
Acquisition cost payable		–	–	100.0	100.0
Income and mining taxes payable		7.5	7.5	–	–
Current portion of long term debt		5.6	5.6	67.2	67.2
Future income and mining taxes		8.1	8.1	6.4	6.4
		57.7	57.7	234.0	234.0
Long-term debt		11.7	11.7	170.2	170.2
Other liabilities		21.8	21.8	30.0	30.0
Asset retirement obligations		23.3	23.3	26.4	26.4
Future income and mining taxes	a,b,c)	167.2	146.8	161.5	151.4
		281.7	261.3	622.1	612.0
Shareholders' Equity					
Common shares	b)	484.1	484.1	268.1	269.7
Common share warrants		35.0	35.0	35.0	35.0
Contributed surplus		40.4	40.4	26.5	26.5
Retained earnings		304.3	277.4	129.8	111.6
Accumulated other comprehensive (loss) income		(46.3)	(46.3)	28.2	28.2
		817.5	790.6	487.6	471.0
		$ 1,099.2	$ 1,051.9	$ 1,109.7	$ 1,082.9

The following table reconciles the consolidated net income (loss) and consolidated comprehensive income (loss) as reported under Canadian GAAP with that which would have been reported under US GAAP.

	2008	2007	2006
Net income (loss) – Canadian GAAP	$ **183.2**	$ 157.3	$ (20.6)
Reconciling items:			
Stripping costs incurred during production	**(25.9)**	(26.8)	
Financial instruments	**–**	(0.5)	0.5
Amortization of deferred finance fees	**–**	0.3	(0.3)
Income tax effect of above adjustments	**10.3**	10.2	(0.1)
Share based payment valuation allowance	**5.5**	–	–
Issuance of flow-through shares	**–**	(0.9)	(0.6)
Net income (loss) – US GAAP	$ **173.1**	$ 139.6	$ (21.1)
Net income (loss) per share			
Basic	$ **1.45**	$ 1.27	$ (0.37)
Diluted	$ **1.31**	$ 1.10	$ (0.37)
Net income (loss) – US GAAP	$ **173.1**	$ 139.6	$ (21.1)
Foreign currency translation adjustment	**(74.5)**	37.8	(10.5)
Comprehensive income (loss) – US GAAP	$ **98.6**	$ 177.4	$ (31.6)

In 2008 and 2007, under US GAAP, cash flows from operating activities would decrease by $28.6 and $34.2 million, respectively, and cash flows from investing activities would increase by $28.6 and $34.2 million, respectively, due to the stripping costs incurred during production.

Current Differences in Accounting Principles

a) *Stripping Costs Incurred During Production*

Effective January 1, 2007, for Canadian GAAP purposes, the Corporation prospectively adopted EIC-160 "Stripping Costs Incurred in the Production Phase of a Mining Operation". Under EIC 160, stripping activity at operating mines that represents a betterment is capitalized to property, plant and equipment and amortized on a unit-of-production basis over the related proven and probable reserves. Betterment occurs when the stripping activity increases future output of the mine by providing additional sources of mineral reserves.

Under US GAAP, Emerging Issues Task Force ("EITF") abstract EITF 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry", capitalization of such stripping costs is not permitted and requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase. Accordingly for the year ended December 31, 2008, inventory and cost of sales for US GAAP purposes would increase by $2.8 and $31.5 million, respectively, and property, plant and equipment would decrease by $21.7 million. For the year ended December 31, 2007, inventory and cost of sales for US GAAP purposes would increase by $7.0 and $26.8 million, respectively, and property, plant and equipment would decrease by $33.8 million.

b) *Issuance of Flow-through Shares and the Related Renouncement of Qualifying Expenditures*

For Canadian GAAP purposes, the issuance of flow-through shares has been recorded in shareholders' equity at gross proceeds. When the Corporation renounces deductions for qualifying expenditures to investors, the Corporation recognizes the related tax recovery as share issue costs and therefore as a reduction to the common

shares proceeds. In 2005 and 2006, the Corporation issued flow through shares at a discount. In the following years, 2006 and 2007, the Corporation renounced the tax deductions for the qualifying expenditures.

For US GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares with the difference recognized as a liability provided the shares are issued at a premium.

However, because the flow-through shares were issued at a discount, under US GAAP proceeds would not be allocated to the sale of tax benefits. The reduction to common shares as share issue costs and the related tax recovery made under Canadian GAAP would be reversed. Accordingly for US GAAP purposes, common shares would increase and deferred income and mining tax recovery would decrease by $nil for the year ended December 31, 2008 (2007 - $0.9 million; 2006 - $0.6 million).

c) *Realization of Future Income Tax Benefit for Stock Compensation*
For Canadian GAAP purposes, a future tax asset is recognized for the temporary difference related to share options based on the stock-based compensation recognized for financial statement purposes. The future tax asset is recognized in the period that the stock-based compensation expense is recorded. At each reporting period, if there is a decline in the market price of the Corporation's common stock below the option strike price , this factor is taken into account in determining whether recoverability of the future income tax asset is considered more likely than not. At December 31, 2008, a full valuation allowance has been recorded under Canadian GAAP against the related future tax asset for options whose market price is below their share price. Under US GAAP, a decline in stock price subsequent to the issuance of a share option is not taken into account in assessing whether related future income tax assets are recoverable.

d) *Accounting for Uncertainty in Income Taxes*
In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation ("FIN") FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken in a Corporation's tax returns. FIN 48 also provides guidance on de-recognition, classification, presentation and disclosure of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006.

For US GAAP purposes, the Corporation adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, no adjustment was required to the liability for unrecognized tax benefits.

e) *Stock-based Compensation*
US GAAP requires that stock-based compensation not be shown as a separate item in the determination of net income (loss), as allowed under Canadian GAAP, but to be included in the specific income statement categories that include the costs of the employees for which the option grant applies. For US GAAP, operating expenses would have increased by $2.2 million (2007 - $7.1 million; 2006 – $8.7 million), general and administrative expenses would have increased by $13.3 million (2007 - $9.2 million; 2006 - $5.7 million) and exploration and development expenses would have increased by $0.1 million (2007 – nil; 2006 – $0.1 million).

f) *Fair Value Option for Financial Assets and Financial Liabilities*
In February 2007, FASB issued SFAS-159, "Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS-159"), which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS-159 for US GAAP purposes for the fiscal year beginning January 1, 2008 has not had a material impact on the Corporation's consolidated financial statements.

g) *Fair Value Measurements*

In September 2006, FASB issued SFAS-157, "Fair Value Measurements" ("SFAS-157") to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS-157 for financial instruments as required for the fiscal year beginning January 1, 2008 has not had a material impact on the Corporation's consolidated financial statements. The Corporation will adopt SFAS-157 for US GAAP purposes for non-financial assets and non-financial liabilities on January 1, 2009, as required, which is not expected to have a material impact on the consolidated financial statements.

Future Accounting Pronouncements

a) *Business Combinations*

In December 2007, FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). Under SFAS No. 141R, all business combinations will be accounted for under the acquisition method, and the new standard makes certain other changes to the accounting for business combinations, of which the most significant are as follows: (i) whether all or a partial interest is acquired, the acquirer will recognize the full acquisition date, with subsequent changes to the fair value recognized in earnings; and (iv) equity issued in consideration for a business combination will be measured at fair value as of the acquisition date. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Corporation will adopt SFAS-141R for US GAAP purposes for business combinations on January 1, 2009, as required and is currently evaluating the impact this statement will have on the Corporation.

b) *Non-Controlling Interests in Consolidated Financial Statements*

In December 2007, FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," which clarifies that non-controlling interests (minority interests) are to be treated as a separate component of equity and any changes in the ownership interest (in which control is retained) are to be accounted for as capital transactions. However, a change in ownership of a consolidated subsidiary that results in a loss of control is considered a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests. SFAS No. 160 also provides additional disclosure requirements for each reporting period. SFAS No. 160 applies to fiscal years beginning on or after December 15, 2008, with early adoption prohibited. This statement is required to be adopted prospectively, except for the following provisions, which are expected to be applied retrospectively: (i) the reclassification of non-controlling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and non-controlling interests. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

c) *Disclosures about Derivative Instruments and Hedging Activities*

In March 2008, FASB issued SFAS No. 161,"Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 amends the disclosure requirements for derivative instruments and hedging activities contained in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under SFAS No. 161, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and related interpretations and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require disclosure for earlier periods presented for comparative purposes at initial adoption. The

Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

d) *The Hierarchy of Generally Accepted Accounting Principles*

In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," which identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 was effective November 15, 2008. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

e) *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion*

In May 2008, FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," which will change the accounting treatment for convertible debt securities that the issuer may settle fully or partially in cash. FSP No. APB 14-1 requires bifurcation of convertible debt instruments into a debt component that is initially recorded at fair value and an equity component that represents the difference between the initial proceeds from issuance of the instrument and the fair value allocated to the debt component. The debt component is subsequently accreted (as a component of interest expense) to par value over its expected life. FSP No. APB 14-1 is effective for fiscal years and interim periods beginning after December 15, 2008, and must be retrospectively applied to all prior periods presented, even if an instrument has matured, converted, or otherwise been extinguished as of the FSP's effective date. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

f) *Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active*

In October 2008, FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active," which clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. The Corporation does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

g) *Employers' Disclosures about Post-retirement Benefit Plan Assets*

In December 2008, FASB issued FSP No. FAS 132(R)-1, "Employers' Disclosures about Post-retirement Benefit Plan Assets," which provides enhanced guidance on an employer's disclosures about plan assets of a defined benefit pension or other post-retirement plan. FSP FAS 132(R)-1 revises disclosure requirements on pension and post-retirement plan assets from those required in the original SFAS No. 132 after the FASB decided disclosures about fair value measurements for post-retirement plan assets were not within the scope of SFAS No. 157. The disclosures about plan assets required by FSP FAS 132(R)-1 are effective for fiscal years ending after December 15, 2009, with early application permitted. Upon initial application, disclosures are not required for earlier periods that are presented for comparative purposes. The Corporation does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

h) *EITF 07-05 - Whether an instrument or embedded feature is indexed to an entity's own stock*

This new standard states that a Company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative.

This standard is effective for interim and annual financial statements beginning on or after December 15, 2008. Early adoption is prohibited. The Corporation will adopt EITF 07-05 for US GAAP purposes on January 1, 2009, as required and is currently evaluating the impact this standard will have on the Corporation.

26. SUBSEQUENT EVENTS

In September and December 2008, the Corporation entered into agreements to purchase certain properties in Idaho and Colorado, subject to due diligence, for a total of $5.7 million. A deposit of $0.1 million was made in September 2008 related to one of these purchase agreements. Subsequent to December 31, 2008, these land purchases were finalized and closed, and the Corporation made a final payment of $5.6 million, of which $4.6 million was paid in cash and the remaining $1.0 million was paid with a promissory note. The promissory note bears interest at a fixed interest rate of 6%, and is due in equal payments over a five year period, with the first payment due in January 2010.

Corporate Information

DIRECTORS

Denis C. Arsenault [1, 2]
Toronto, Ontario

James L. Freer [1]
Bellevue, Washington

James P. Geyer [1, 3]
Spokane, Washington

Timothy J. Haddon [2, 3]
Lead Director,
Denver, Colorado

Kerry J. Knoll [2]
Toronto, Ontario

Kevin Loughrey
Chairman,
Denver, Colorado

Ian J. McDonald
Vice-Chairman,
Toronto, Ontario

Thomas J. O'Neil [3]
Prescott, Arizona

1 Audit Committee
2 Compensation and Governance Committee
3 Environment, Health and Safety Committee

MANAGEMENT

Kevin Loughrey
Chairman and Chief Executive Officer

Kenneth Collison
Chief Operating Officer

Pamela Saxton
Chief Financial Officer and Vice-President, Finance

Mark Wilson
Vice-President, Sales and Marketing

Bruce Wright
Vice-President, Development

Dale Huffman
Vice-President, General Counsel and Secretary

Robert Dorfler
Vice-President and General Manager
Langeloth Metallurgical Facility

Kent Watson
Vice-President and General Manager
Thompson Creek Mine

Gordon Clark
Vice-President and General Manager
Endako Mine

Robert Jacko
Vice-President and General Manager
Projects

Larry Clark
Vice-President and General Manager
Mount Emmons Project

Lorna MacGillivray
Assistant Secretary

Wayne Cheveldayoff
Director, Investor Relations

DENVER OFFICE

26 West Dry Creek Circle, Suite 810
Littleton, Colorado
USA 80120

Phone 303-761-8801
Fax 303-761-7420

TORONTO OFFICE

401 Bay Street
Suite 2010, P.O. Box 118
Toronto, Ontario
Canada M5H 2Y4

Phone 416-860-1438
Fax 416-860-0813

VANCOUVER OFFICE

595 Burrard Street, Suite 1723
P.O. Box 49197, Bentall Three
Vancouver, British Columbia
Canada V7X 1K8

Phone 604-637-3000
Fax 604-669-1670

GUNNISON OFFICE

120 North Boulevard, PO Box 629
Gunnison, Colorado
USA 81230

Phone 970-641-4996
Fax 970-641-4920

TRANSFER AGENTS

Equity Transfer Services Inc.
200 University Avenue, Suite 400
Toronto, Ontario
Canada M5H 4H1

Phone 416-361-0152
Fax 416-361-0470
info@equitytransfer.com

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
USA 07016
Phone 800-368-5948
info@rtco.com

STOCK EXCHANGE LISTINGS

Common Shares
New York Stock Exchange: TC
Toronto Stock Exchange: TCM
Frankfurt Stock Exchange: A6R

Warrants
Toronto Stock Exchange: TCM.WT

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

WEBSITE

www.thompsoncreekmetals.com

Design: Macrae Design Inc. Photography: Chris Bell, Wattson Bell

ThompsonCreek
METALS COMPANY INC.

DENVER OFFICE

26 West Dry Creek Circle, Suite 810
Littleton, Colorado
USA 80120

Phone 303-761-8801
Fax 303-761-7420

TORONTO OFFICE

401 Bay Street, Suite 2010
P.O. Box 118, Toronto, Ontario
Canada M5H 2Y4

Phone 416-860-1438
Toll Free 800-827-0992
Fax 416-860-0813

VANCOUVER OFFICE

595 Burrard Street, Suite 1723
P.O. Box 49197, Bentall Three
Vancouver, British Columbia
Canada, V7X 1K8

Phone 604-637-3000
Fax 604-669-1670

Email info@tcrk.com
Website www.thompsoncreekmetals.com